
03019566

PE
12-31-02
APR 3









NHP

ANNUAL REPORT 2002

02


our corporate goal
OUR CORPORATE GOAL IS TO PROVIDE
SHAREHOLDERS WITH AN INCREASING
DIVIDEND FROM A SAFE, SECURE ASSET BASE.

Selected Financial Data

NATIONWIDE HEALTH PROPERTIES, INC

(In Thousand, Except Per Share Data)

YEARS ENDED DECEMBER 31	98	99	00	01	02
OPERATING DATA:					
Revenues	$ 136,441	$ 157,845	$ 167,637	$ 163,249	$ 156,461
Income from continuing operations	62,883	67,715	68,601	60,630	44,357
Gain (loss) on sale of facilities	2,321	(335)	1,149	11,245	—
Discontinued operations	4,544	3,433	1,412	(3,537)	(7,803)
Net income	69,748	70,813	71,162	68,338	36,554
Preferred stock dividends	(7,677)	(7,677)	(7,677)	(7,677)	(7,677)
Income available to common stockholders	62,071	63,136	63,485	60,661	28,877
Dividends paid on common stock	75,128	83,480	85,889	87,093	90,585
PER SHARE DATA:					
Basic/diluted income from continuing operations available to common stockholders	1.24	1.30	1.32	1.13	0.75
Basic/diluted income available to common stockholders	1.39	1.37	1.37	1.30	0.59
Dividends paid on common stock	1.68	1.80	1.84	1.84	1.84
BALANCE SHEET DATA:					
Investments in real estate, net	$1,316,685	$1,372,064	$1,333,026	$1,228,987	$1,345,195
Total assets	1,357,303	1,430,056	1,381,007	1,289,838	1,409,933
Borrowings under unsecured revolving credit facility	42,000	75,300	79,000	35,000	107,000
Senior notes due 2003-2038	545,150	657,900	627,900	564,750	614,750
Convertible debentures	57,431	—	—	—	—
Notes and bonds payable	64,623	64,048	62,857	91,590	111,303
Stockholders' equity	605,558	585,590	563,472	555,312	529,140
OTHER DATA:					
Net cash provided by operating activities	$ 106,067	$ 94,659	$ 99,940	$ 83,187	$ 85,664
Net cash provided by (used in) investing activities	(282,968)	(89,753)	11,258	75,721	(147,626)
Net cash provided by (used in) financing activities	182,891	(4,949)	(121,188)	(155,995)	61,287
Diluted weighted average shares outstanding	44,645	46,216	46,228	46,836	48,869
RECONCILIATION OF FUNDS FROM OPERATIONS(1):					
Income available to common stockholders	$ 62,071	$ 63,136	$ 63,485	$ 60,661	$ 28,877
Depreciation and amortization	26,377	33,555	35,077	33,157	36,859
Depreciation and amortization in discontinued operations	1,599	2,576	2,219	2,713	963
Depreciation and amortization in income from unconsolidated joint venture	—	—	—	—	486
Depreciation and amortization in joint venture discontinued operations	—	—	—	—	7
Impairment of assets	5,000	—	—	7,223	12,472
Impairment of assets in discontinued operations	—	—	—	3,972	10,828
(Gain) loss on sale of facilities	(2,321)	335	(1,149)	(11,245)	—
Gain on sale of facilities in discontinued operations	—	—	—	—	(2,603)
Funds from operations available to common stockholders	$ 92,726	$ 99,602	$ 99,632	$ 96,481	$ 87,889

(1) We believe that funds from operations is an important supplemental measure of operating performance. We therefore disclose funds from operations, although it is a measurement that is not defined by accounting principles generally accepted in the United States. We generally use the National Association of Real Estate Investment Trusts (NAREIT) measure of funds from operations. We define funds from operations as income before extraordinary items adjusted for certain non-cash items, primarily real estate depreciation, less gains/losses on sales of facilities. Our measure may not be comparable to similarly titled measures used by other REITs. Consequently, our funds from operations may not provide a meaningful measure of our performance as compared to that of other REITs. Funds from operations does not represent cash generated from operating activities as defined by accounting principles generally accepted in the United States (funds from operations does not include changes in operating assets and liabilities) and, therefore, should not be considered as an alternative to net income as the primary indicator of operating performance or to cash flow as a measure of liquidity.

COMPANY PROFILE

NATIONWIDE HEALTH PROPERTIES, INC. is a company specializing in the investment in and financing of healthcare facilities throughout the United States. As of December 31, 2002, the Company had investments in 387 healthcare facilities in 38 states. Substantially all of the Company's 308 owned facilities are leased to various high quality healthcare operators. The Company's 24 mortgage loans receivable are secured by 30 health care facilities. The Company also had investments in 49 assisted living facilities through its 25% owned joint venture.

The Company is able to distribute its income as dividends to its shareholders without incurring federal income taxes. This benefit is the result of the Company complying with real estate investment trust (REIT) federal tax laws.

Shares of the Company's stock trade on the New York Stock Exchange under the symbol "NHP."

TO OUR | *Shareholders*

The Company's 2002 results and activities were both disappointing and productive. The restructuring and growth of our portfolio of senior housing and long-term care properties has better positioned the Company to realize the inherent cash flow potential of our assets. Disappointing earnings results came about with the realization that occupancy increases in the Company's recently built senior housing properties would not continue to fill at the pace that was evident even in the most recent years. Also, skilled nursing facilities that had been repositioned with new operators as a result of the dislocations caused by the over-leveraged nursing home operators were not achieving expected operating and financial improvements as rapidly as had previously been anticipated. Consequently, the Company recorded impairments of certain receivable and asset values that reduced the Company's net income. As a result of these non-cash charges, income available to common stockholders of $.59 per share was 55% lower than the previous year. However, a key financial measurement for REITs and their dividend capacity is Funds From Operations (FFO). The non-cash charges did not impact FFO and as a result FFO per share for 2002 was $1.80, or 13% lower than the previous year. As the Company's FFO for the last two quarters of 2002 covered our current dividend and as best as we can foresee future events, we have no need nor desire to reduce our current dividend payments.

The difficulties of the last few years experienced by the operators in the senior housing and long-term care industry have given rise to opportunities for the Company to acquire additional properties at very attractive prices. During the last few years, the Company had also raised non-debt capital by disposing of certain assets and modest sales of common stock. In addition, the Company formed a joint venture with an institutional real estate investor These activities enabled us to have the capital to take advantage during the current year of



almost $300 million in new investments of properties. These transactions with the current operators consisted of 59 recently built assisted and independent living facilities and 34 skilled nursing facilities. These facilities enjoy high occupancy levels and stabilized profitable operations and were acquired from lenders and landlords at prices substantially below their original and replacement cost. Initial rental rates averaging about 11.8% have provided revenues to increase the Company's FFO during the year.

Some of these properties are operated by the Company's largest operator, Alterra Healthcare, which is in the final stage of its restructuring efforts that have taken place during the last two years leading to its recent Chapter 11 bankruptcy filing. We continue to receive our rentals as our properties leased to and operated by Alterra enjoy high occupancies and their cash flows exceed our rentals by 1.4 times. We continue to believe our leases will be affirmed by Alterra as it emerges from bankruptcy during 2003 at the rental levels currently being received.

Financing activities during the past year included the issuance of a $100,000,000 unsecured note with a maturity of 2012 and a coupon of 8.25%. In addition, the Company completed a new three-year $150,000,000 unsecured revolving credit line with six banks. This credit line is $50,000,000 greater than the line it replaced and enjoys a lower interest rate. The new credit line is led by J.P. Morgan Chase and Bank of America.

Our Board of Directors was saddened to learn that John Argue had passed away after a vigorous fight against leukemia that had been diagnosed early in the year. John had served on our Board since 1998 and provided insightful guidance from his extensive REIT experience. We are pleased, however, with the addition of two new directors who have varied business experience and have enjoyed very successful careers. Bob Paulson and Keith Russell will be strong additions as corporate governance issues are appropriately re-emphasized.

At the present time, the Company's focus is on its existing portfolio and to grow our earnings by increasing the revenues from this portfolio. The worst of the industry's problems are behind us and the opportunities for additional investments will evolve. We look forward to the improving conditions in our industry and the opportunity to again provide the earnings growth and increasing dividends that the Company historically has achieved.



R. BRUCE ANDREWS
President and Chief Executive Officer
March 25, 2003



CHARLES D. MILLER
Chairman of the Board


RENTAL INCOME
IN THOUSANDS
98
$112,488
99
$133,191
00
$142,398
01
$142,636
02
$141,020


FUNDS FROM OPERATIONS AVAILABLE TO COMMON STOCKHOLDERS
IN THOUSANDS
98
$92,726
99
$99,602
00
$99,632
01
$96,481
02
$87,889


REVENUES
IN THOUSANDS
98
$136,441
99
$157,845
00
$167,637
01
$163,249
02
$156,461


ANNUAL DIVIDEND PER SHARE
IN THOUSANDS
98
$1.68
99
$1.80
00
$1.84
01
$1.84
02
$1.84

[illegible] NATIONWIDE [illegible]

CROSS TIMBERS

FLOWER MOUND TEXAS

Care Center


FLOWER MOUND TEXAS


CROSS
TIMBERS
Care Center

WORKING TOGETHER *for* SUCCESS

A GROWING, RESIDENTIAL COMMUNITY, FLOWER MOUND, TEXAS, IS SITUATED ON THE LUSH SHORES OF GRAPEVINE LAKE. The current population of 56,000 is expected to grow to 80,000 by 2010. Built in 1995, the Cross Timbers Care Center is a 120-bed licensed Skilled Nursing Facility in a 35,363 square foot building on a spacious 3.2-acre campus. In 2001, $350,000 was spent on a major interior renovation, including refurbishing two large, enclosed patios that see frequent use as well as installing new carpet, arched hallways, 10-foot ceilings and attractive landscaping.

Cross Timbers is another success story of the Company's association with Nexion. When Nexion assumed operations of the Property in April 2001, Cross Timbers had 91 residents with 5 Medicare residents, 27 open nursing positions and was losing $70,000 monthly. Since then, Nexion has stabilized staff, increased census to 114 with 17 Medicare residents and created positive rent coverage. Expertise like this is why Nexion is a valued tenant in over twenty of the Company's properties throughout Texas.

INVESTMENTS IN REAL ESTATE PROPERTIES
IN THOUSANDS


98
$1,450,001
99
$1,534,735
00
$1,519,232
01
$1,436,123
02
$1,569,595


Homewood
Residence

STRENGTH TODAY *growth* TOMORROW



SITUATED IN THE HISTORIC DISTRICT OF GREENVILLE, SOUTH CAROLINA, HOMEWOOD RESIDENCE AT CLEVELAND PARK HAS BEEN OPERATING SINCE AUGUST OF 2000. The rolling terrain and majestic hardwood trees enabled the creation of a uniquely beautiful building that blends in with the surrounding turn-of-the-century single-family homes.

On this campus, there is a 75-unit Assisted Living building with 87 beds and a 16-unit Alzheimer's building with 17 beds. Both buildings were designed with specific patient needs in mind, providing a valuable facility for the residents. American Retirement Corporation operates Homewood Residence as well as fifteen of our other facilities. This location is a prime example of an NHP-owned property that is both a sound investment for today and a long-term resource for growth.

DILUTED FUNDS FROM OPERATIONS PER SHARE
IN THOUSANDS


98
99
00
01
02
$1.80

GREENVILLE SOUTH CAROLINA

Assisted Living Facility


GREENVILLE SOUTH CAROLINA

REFLECTIONS
AT THE GABLES

BRICK NEW JERSEY

A Dementia Care Facility



BRICK NEW JERSEY



NEW PARTNERS *for* PROSPERITY

BRICK TOWNSHIP, NEW JERSEY IS AN UPPER MIDDLE-CLASS, COASTAL COMMUNITY APPROXIMATELY ONE HOUR FROM BOTH NEW YORK AND PHILADELPHIA AND ONLY 20 MILES NORTH OF ATLANTIC CITY. Reflections at the Gables is surrounded by a medical office park, which includes a regional inpatient acute care hospital, a skilled nursing facility and two assisted-living facilities. Brandywine Senior Care, our tenant at this location, also runs several of these facilities.

The Property encompasses 5.25 acres at the front of the medical park and benefits from excellent drive-by visibility. The single-story building is only 3 years old and is in excellent condition, both inside and out. Since the building is designed for dementia care and programs specializing in dementia care, the floor plan has two distinct units so residents can be placed according the progression of their illness. This property's high occupancy rate – currently 95% – combined with Brandywine's outstanding management skills will make this property a successful investment.

CAPITALIZATION



53% SENIOR DEBT

47% EQUITY


Alterra
CLARE BRIDGE
A Memory Care Residence

CREATIVITY *and* PROFITABILITY



Located in Eastern Oregon, Bend is a high altitude desert area that is a popular skiing and golf destination that also enjoys a strong immigration of retirees from California. The Clare Bridge facility is dedicated to serving residents with various forms of memory loss and has been a success for Alterra and our tenant. The 4.2 acre site is conveniently located near the medical campus of St. Charles Hospital and Bend Memorial Clinic and it is also close to major freeways and retail centers.

This is one of 49 facilities owned by a joint venture with Alterra in which the Company has a 25% interest. The Clare Bridge memory care residence includes 52 beds in a 30,314 square foot building. The building is laid out in Alterra's trademark design where two buildings are joined by a central "town-square" entry and common service area, thus maintaining a small building feel while gaining the benefits of a larger operating base. Both the well-designed floor plan and exceptional management have contributed to the success of this facility.


PROPERTIES 94%
MORTGAGE LOANS 6%

NATURE OF INVESTMENTS



CLARE
BRIDGE

A Memory Care Residence


BEND OREGON

Real Estate SUMMARY OF REAL ESTATE INVESTMENTS

INVESTMENTS BY TYPE AND LOCATION

FACILITY LOCATION	NUMBER OF FACILITIES	NUMBER OF BEDS/UNITS	INVESTMENT (000'S)	PERCENT OF PORTFOLIO
ASSISTED LIVING FACILITIES:				
Alabama	2	166	5,953	0.4%
Arizona	2	142	7,868	0.5%
Arkansas	1	32	2,150	0.1%
California	13	1,590	79,578	5.1%
Colorado	7	843	76,654	4.9%
Delaware	1	54	5,301	0.3%
Florida	21	1,465	96,791	6.2%
Idaho	1	158	11,826	0.8%
Indiana	1	50	4,666	0.3%
Kansas	4	231	13,557	0.9%
Kentucky	1	44	2,782	0.2%
Louisiana	1	104	7,385	0.5%
Maryland	1	56	5,248	0.3%
Massachusetts	2	244	19,507	1.3%
Michigan	1	143	7,306	0.5%
Nevada	2	154	13,616	0.9%
New Jersey	2	104	7,615	0.5%
New York	1	200	21,426	1.4%
North Carolina	6	360	16,978	1.1%
Ohio	11	635	39,115	2.5%
Oklahoma	3	178	8,271	0.5%
Oregon	6	559	28,874	1.9%
Pennsylvania	4	286	29,965	1.9%
Rhode Island	3	274	30,240	1.9%
South Carolina	7	331	24,910	1.6%
Tennessee	5	278	25,316	1.6%
Texas	17	950	77,936	5.0%
Virginia	2	153	12,974	0.8%
Washington	5	460	29,391	1.9%
West Virginia	1	60	6,177	0.4%
Wisconsin	2	422	29,061	1.9%
Subtotal:	**136**	**10,726**	**748,437**	**48.1%**
SKILLED NURSING FACILITIES:				
Arizona	1	130	3,540	0.2%
Arkansas	11	1,159	40,015	2.6%
California	6	599	19,125	1.2%
Connecticut	3	351	12,080	0.8%
Florida	10	1,413	37,298	2.4%
Georgia	1	100	4,342	0.3%
Idaho	1	64	792	0.1%
Illinois	4	603	15,195	1.0%
Indiana	8	971	27,401	1.8%
Kansas	9	680	13,928	0.9%
Louisiana	1	181	3,669	0.2%
Maryland	5	911	30,074	1.9%
Massachusetts	15	1,671	84,624	5.4%
Michigan	3	301	3,862	0.2%
Minnesota	3	568	19,809	1.3%
Mississippi	1	120	4,467	0.3%

FACILITY LOCATION	NUMBER OF FACILITIES	NUMBER OF BEDS/UNITES	INVESTMENT (000'S)	PERCENT OF PORTFOLIO
SKILLED NURSING FACILITIES (continued):				
Missouri	3	348	8,363	0.5%
Nevada	1	140	4,034	0.3%
North Carolina	1	150	2,360	0.2%
Ohio	5	733	27,606	1.8%
Oklahoma	3	253	3,939	0.3%
Oregon	1	85	466	0.0%
South Dakota	1	109	341	0.0%
Tennessee	6	711	27,059	1.7%
Texas	59	6,770	135,967	8.8%
Virginia	4	604	18,568	1.2%
Washington	9	869	30,814	2.0%
Wisconsin	8	624	13,087	0.8%
Subtotal	**183**	**21,218**	**592,825**	**38.2%**
CONTINUING CARE RETIREMENT COMMUNITIES:				
Arizona	1	182	10,331	0.7%
California	1	279	12,427	0.8%
Colorado	1	119	3,115	0.2%
Florida	1	405	18,617	1.2%
Georgia	1	190	11,492	0.7%
Kansas	1	200	13,204	0.9%
Massachusetts	1	178	14,292	0.9%
Oklahoma	1	248	12,983	0.8%
Tennessee	1	80	3,178	0.2%
Texas	1	352	30,870	2.0%
Wisconsin	2	942	64,638	4.2%
Subtotal:	**12**	**3,175**	**195,147**	**12.6%**
REHABILITATION HOSPITALS:				
Arizona	**1**	**60**	**10,710**	**0.7%**
LONG-TERM ACUTE CARE HOSPITALS:				
Arizona	**1**	**56**	**6,361**	**0.4%**
TOTAL ALL FACILITIES:	**333**	**35,235**	**1,553,480**	**100%**

INVESTMENTS BY OPERATOR

Alterra Healthcare Corporation*	13%
American Retirement Corporation*	12%
ARV Assisted Living, Inc.*	7%
Beverly Enterprises, Inc.*	6%
Senior Services of America	5%
Laureate Group	4%
Complete Care Services	4%
Nexion Health Management, Inc.	4%
American Senior Living	4%
Epoch Senior Living, Inc.	3%
Liberty Healthcare	3%
Life Care Centers of America, Inc.	3%
The Newton Group, LLC	2%
Integrated Health Services, Inc.*	2%
American Health Centers	2%
Sun Healthcare Group, Inc. *	1%
Atria Communities	1%
Harborside Healthcare Corporation*	1%
Other public companies	4%
Other	19%
TOTAL	100%

** Indicates Public Company*

As of December 31, 2002, the Company had investments in 387 healthcare facilities in 38 states. The facilities include 183 skilled nursing facilities, 136 assisted living facilities, 12 continuing care retirement communities, one rehabilitation hospital, one long-term acute care hospital and five buildings classified as held for sale. The facilities also include 49 assisted living facilities owned by an unconsolidated joint venture in which the Company has a 25% interest. The table above does not include the facilities owned by the unconsolidated joint venture or the assets held for sale.

The Company has direct ownership of 158 skilled nursing facilities, 132 assisted living facilities, 11 continuing care retirement communities, one rehabilitation hospital, one long-term acute care hospital and five buildings classified as held for sale and leases substantially all of them on a long-term basis to 58 healthcare providers. The leases require the lessees, in addition to paying rent, to pay all operating costs and capital improvements of the leased properties.

The Company held 24 mortgage loans secured by 25 skilled nursing facilities, four assisted living facilities and one continuing care retirement community. The loans had individual outstanding balances ranging from approximately $66,000 to $12,983,000 and have maturities ranging from 2003 to 2031.


BOARD OF DIRECTORS

STANDING FROM LEFT TO RIGHT: WILLIAM K. DOYLE, KEITH P. RUSSELL, DAVID R. BANKS, ROBERT D. PAULSON, JACK D. SAMUELSON
SEATED FROM LEFT TO RIGHT: CHARLES D. MILLER AND R. BRUCE ANDREWS

R. BRUCE ANDREWS / President & Chief Executive Officer

Mr. Andrews, President and Chief Executive Officer of the Company since 1989, has over 25 years experience in executive positions for healthcare companies. From 1970 through 1986, he was with American Medical International, Inc., where he served as Director, Chief Financial Officer and Chief Operating Officer.

DAVID R. BANKS / Director

Mr. Banks is the retired Chairman of Beverly Enterprises, Inc., an operator of nursing facilities and rehabilitation clinics. He had held various executive positions at Beverly since 1976. Mr. Banks is a director of Ralcorp Holdings.

WILLIAM K. DOYLE / Director

Mr. Doyle is the Managing Partner of Kerlin Capital Group, LLC, a private investment bank founded in 1994 that is based in Los Angeles. Mr. Doyle has been an investment banker for 30 years, has been affiliated with major investment banking firms as a managing director including Lehman Brothers and Smith Barney where he was involved in capital raising transactions for ten different REITs. Mr. Doyle is also a Trustee of the Orthopedic Hospital Foundation.

CHARLES D. MILLER / Chairman of the Board

Mr. Miller is Retired Chairman and Chief Executive Officer of Avery Dennison Corporation where he has held various executive positions since 1964. He is a member of the Board of Directors of The Air Group, the Amateur Athletic Foundation of Los Angeles, Edison International, Korn/Ferry International, Los Angeles Business Advisors and a Trustee Emeritus of Johns Hopkins University and Occidental College. He is a member of the Advisory Board of the Mellon Financial Group – West Coast, and the Autry Museum of Western Heritage.

ROBERT D. PAULSON / Director

Mr. Paulson is the CEO of Aerostar Capital LLC, a private equity investment firm that he founded in 1997. To date Aerostar has made twelve investments in high technology companies with a combined transaction value of $1 billion. Prior to the founding of Aerostar Capital, Mr. Paulson retired from McKinsey & Company, Inc., an international management consulting firm. At McKinsey, Mr. Paulson served as the Los Angeles Office Manager, led the Global Aerospace and Defense Practice, and was twice elected to McKinsey's board of directors. Mr. Paulson currently serves as a board member of Forgings International, LP, and the Grand Teton Music Festival.

KEITH P. RUSSELL / Director

Keith P. Russell is President of Russell Financial, Inc., a strategic and financial consulting firm serving businesses and high net worth individuals and families. Mr. Russell is the retired Chairman of Mellon West and retired Vice Chairman of Mellon Financial Corporation. Prior to this position, Mr. Russell was Vice Chairman and Chief Risk Officer of Mellon Bank Corporation from June 1992 to April 1996. Mr. Russell is the former President and Chief Operating Officer, and a Director, of Glenfed/Glendale Federal Bank (NYSE). Before joining Glendale Federal Bank in 1983, Mr. Russell served as a senior vice president and deputy administrator of the Subsidiary Group of Security Pacific Corporation. Mr. Russell is a Director of Mellon West; Treasury Bank (an independent subsidiary of Countrywide Credit Industries – NYSE); and Forrest Binkley and Brown Capital Partners, a venture capital firm.

JACK D. SAMUELSON / Director

Mr. Samuelson co-founded Samuelson Brothers, a real estate developer and contracting firm, in 1946 and has served as its President and Board Chairman since 1957. Mr. Samuelson is also a director of Westaff, an international temp-help company. He is a Trustee of the educational institutions Occidental College and Fuller Seminary. Mr. Samuelson is a past Chairman of Hollywood Medical Center and the Institute of Critical Care Medicine. He serves several non-profit housing companies: Director and Chairman of Presbyterian Homes of the West, SCPH Senior Continuum Housing Communities, and Beacon affordable housing enterprises.



CORPORATE OFFICERS



NATIONWIDE HEALTH PROPERTIES, INC 2002

TOP FROM LEFT TO RIGHT: R. BRUCE ANDREWS, MARK L. DESMOND AND DONALD D. BRADLEY,
BOTTOM FROM LEFT TO RIGHT: JOHN J. SHEEHAN JR., STEVEN J. INSOFT AND DAVID M. BOITANO

R. BRUCE ANDREWS, President & Chief Executive Officer

MARK L. DESMOND / Senior Vice President & Chief Financial Officer

Mr. Desmond has served as Senior Vice President and Chief Financial Officer since January 1996, as Vice President and Treasurer of NHP from May 1990 to December 1995, and was the Company's Controller for the two years prior. Before joining NHP, Mr. Desmond held financial accounting positions within Beverly Enterprises, Inc. Mr. Desmond is a certified public accountant.

DONALD D. BRADLEY / Senior Vice President & General Counsel

Mr. Bradley joined the Company in March 2001. Prior to joining the Company he was the General Counsel of Furon Company, a NYSE-listed international, high performance polymer manufacturer from 1990 to 2000. Previously, Mr. Bradley served as a Special Counsel of O'Melveny & Myers LLP, an international law firm with which he had been associated since 1982. Mr. Bradley is a member of the Executive Board of the American Seniors Housing Association (ASHA).

JOHN J. SHEEHAN, JR. / Vice President of Development

Mr. Sheehan has over 10 years experience in long-term care finance. Mr. Sheehan joined the Company in February 1996 after serving as Vice President of Mortgage Finance for Life Care Centers of America, Inc. from 1990 to 1996. Prior to that, Mr. Sheehan served as Director of Asset Management for Southmark Corporation, a real estate syndication company.

STEVEN J. INSOFT / Vice President of Development

Mr. Insoft has over 10 years of experience in long-term care operations and finance. Mr. Insoft joined the Company in February 1998, after serving as President of CMI Senior Housing & Healthcare, Inc. from 1991 to 1997. Prior to that, Mr. Insoft spent three years at the Prudential Insurance Company of America as an associate in their Capital Markets group.

DAVID M. BOITANO / Vice President of Development

Mr. Boitano joined the Company in February 2002. Prior to joining NHP, Mr. Boitano served as Chief Operating Officer of a technology company based in Tacoma, Washington. From March 1994 to May 2000, Mr. Boitano held positions as a senior officer of companies in the long-term care and senior housing field, first as Chief Financial Officer of Crossings International Corporation and then as Senior Vice President of Alterra Healthcare Corporation.

TABLE OF CONTENTS | ANNUAL REPORT

NHP

QUARTERLY FINANCIAL DATA (unaudited)

Amounts in the tables below may not add across due to rounding differences and discontinued operations reclassifications.

(In thousands except per share amounts)	THREE MONTHS ENDED MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
2002				
Revenues	$ 37,688	$ 37,972	$ 41,085	$ 41,230
Income (loss) available to common stockholders	(2,053)	13,284	12,334	5,313
Basic/diluted income (loss) available to common stockholders per share	(0.04)	0.27	0.25	0.11
Diluted funds from operations per share	0.44	0.45	0.46	0.46
Dividends per share	0.46	0.46	0.46	0.46
2001				
Revenues	$ 41,346	$ 42,139	$ 40,981	$ 40,258
Income available to common stockholders	13,248	15,790	17,910	13,714
Basic/diluted income available to common stockholders per share	0.29	0.34	0.38	0.29
Diluted funds from operations per share	0.51	0.53	0.51	0.51
Dividends per share	0.46	0.46	0.46	0.46

COMMON STOCK DATA

The Company's common stock is traded on the New York Stock Exchange ("NYSE"). The following table sets forth, for the periods indicated, the range of high and low quotations for the Company's common stock as reported by the NYSE. At February 28, 2003 there were approximately 900 holders of record of the Company's common stock.

	2002		2001	
	HIGH	LOW	HIGH	LOW
First Quarter	$ 20.38	$ 18.40	$ 16.80	$ 12.81
Second Quarter	22.80	17.10	20.20	16.08
Third Quarter	19.15	14.90	20.29	16.33
Fourth Quarter	17.85	14.64	20.95	18.36

2002 DIVIDEND DATA

Dividend payments per share to the common stockholders were characterized in the following manner for tax purposes:

RECORD DATE	PAYMENT DATE	CASH DIVIDENDS PAID PER SHARE	PORTION ORDINARY INCOME	PORTION CAPITAL GAIN	RETURN OF CAPITAL
2/14/02	3/8/02	$ 0.46	$ 0.1775	$ 0.2825	$ -
5/16/02	6/7/02	0.46	0.1775	0.2825	-
8/16/02	9/6/02	0.46	0.1775	0.2825	-
11/14/02	12/6/02	0.46	0.1775	0.2825	-
		$ 1.84	$ 0.7100	$ 1.1300	$ -

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & *Results of Operations*

Overview

To facilitate your review and understanding of this section of our report and the financial statements that follow, we are providing this overview of what management believes are the most important considerations for understanding our company and its business – the key factors that drive our business and the principal associated risks.

THE COMPANY

We are a public equity REIT that invests in senior housing and long-term care properties. As such:

- Passive Investments: Our investments are passive – i.e., we do not operate the properties;
- Investor Flexibility & Liquidity: Investors desiring to invest in this real estate sector can do so with an investment flexibility and liquidity that is not available in most direct investments; and
- *No Double Taxation: Our income is not taxed at the corporate level as long as we continue to distribute to our shareholders at least 90%* of our taxable income and meet other REIT tax requirements.

BUSINESS PURPOSE

Our long-term corporate goal is clearly defined – to provide shareholders with an increasing dividend from a safe, secure asset base. Our business model for achieving this goal is equally straightforward. We invest passively in geographically diversified senior housing and long-term care properties (primarily, assisted and independent living facilities and skilled nursing facilities). In making these investments, we generally give equal weighting to facility attributes and operator quality, drawing on our extensive management expertise and experience in this real estate sector. We continue to focus on this sector because we continue to believe in its growth potential, as evidenced by the favorable demographics of a rapidly growing elderly population and the corresponding recognized need for additional and improved senior housing and long-term care alternatives.

OPERATIONS

We primarily make our investments by acquiring an ownership interest in facilities and leasing them to unaffiliated operators under "triple-net" leases that pass all facility operating costs (insurance, property taxes, utilities, maintenance, capital improvements, etc.) through to the tenant operator. In addition, but intentionally to a much lesser extent because we view the risks of this activity to be greater, we from time to time extend mortgage loans to operators. Currently, about 93% or our revenues are derived from our leases, *with the remaining 7% coming from our mortgage loans.*

LAST THREE YEARS

After a decade of annual increases, our annual dividend has remained at $1.84 per share since 2000. While that is not necessarily negative given the extensive financial difficulties experienced by operators of assisted and independent living facilities and skilled nursing facilities – our core holdings -- during that period, which forced many of our competitors focused on the same market sectors to reduce or eliminate their dividend, it is still disappointing to us because it falls short of our long-term corporate goal.

Over the last two years, our "funds from operations" (FFO, which is defined and described in more detail below and, like most REITs, is the key measurement tool that management looks to in running our business) decreased almost 12% primarily due to the developments outlined below. Most of this reduction occurred in 2002 when the full impact of these developments was realized. This in turn has increased our FFO dividend payout (i.e., the percent of our FFO that the dividend represents) from 85% in 2000 to 102% for 2002 (although that had improved to 100% for the third and fourth quarter 2002 dividends per share).

We generally use the NAREIT measure of funds from operations. We define funds from operations as income before extraordinary items adjusted for certain non-cash items, primarily real estate depreciation, less gains/losses on sales of facilities. Our measure may not be comparable to similarly titled measures used by other REITs. Consequently, our funds from operations may not provide a meaningful measure of our performance as compared to that of other REITs. Funds from operations does not represent cash generated from operating activities as defined by accounting principles generally accepted in the United States (funds from operations does not include changes in operating assets and liabilities) and, therefore, should not be considered as an alternative to net income as the primary indicator of operating performance or to cash flow as a measure of liquidity.

- Operator Financial Problems. The past three years have been very challenging for many of our tenants as they have had to work through, with varying degrees of success, financial problems largely caused by skilled nursing facility and assisted and independent living facility capital market excesses in the late 1990's and government funding issues. Overly enamored with the sector's long-term favorable demographics, a wide range of debt and equity investors flooded this market with large sums of readily available capital that led to excessive levels of operator debt and overbuilding in the late 1990's.
  - *Skilled Nursing Facilities.* We saw unprecedented debt-financed merger and acquisition activity with the large, publicly traded

skilled nursing facility operators at a time when the federal government was changing the structure and amount of its reimbursement program in a way that did not support the debt incurred. This led to a number of bankruptcies of these operators (including five of the seven largest publicly traded skilled nursing facility operators) that depressed this market. This in turn adversely affected us by reducing our FFO as a result of lost revenues from (i) negotiated rent reductions, (ii) lower rentals on re-leased facilities acquired through lease terminations in and out of bankruptcy and (iii) facility closures in a few circumstances, coupled with related bankruptcy and other costs, including substantially increased general and administrative (primarily legal) expenses.

  - *Assisted and Independent Living Facilities.* In our view, investors became "irrationally exuberant" with the assisted and independent living facility senior housing alternative, especially since unlike skilled nursing facilities, there generally were no requirements to obtain a Certificate of Need (CON) or other significant governmental barriers for the construction of new facilities. Consequently, the enormous growth in supply rapidly exceeded market demand. This resulted in newly constructed facilities incurring substantial losses and being unable to pay their rents as they experienced prolonged low occupancy rates. We were forced either to restructure our leases of these facilities or find new operators, in many cases with rent deferrals or reductions to reflect depressed occupancy levels and market conditions. Our FFO in turn was adversely affected because there were less rental revenues to offset the additional interest expense incurred to finance construction and increased restructuring expenses.

- Beverly Enterprises Portfolio Restructuring. n connection with the expiration of the initial term of many of our leases with Beverly Enterprises, Inc. (Beverly), effective January 1, 2000, we restructured our entire leased portfolio of skilled nursing facilities operated by them (which accounted for about 10% of our revenues for 1999). These leases were entered into with Beverly in 1985 through 1987 after we were formed to invest primarily in Beverly's facilities. The leases contained some provisions not found in our leases today, including the ability of Beverly to selectively renew the leases by "cherry picking" the portfolio. In other words, Beverly was able to enter into new leases with us covering the best performing properties and terminate the leases for about 18 under-performing properties. Given the generally poorer quality of these properties, we in turn were forced to close some of them and re-lease the others for less rent, in several cases to unproven or lower quality operators. Many of these arrangements failed, resulting in further closures and restructurings, and some continue to have problems that may lead to further restructurings (although to a much lesser extent). Our FFO has been adversely impacted by the cumulative effect of this Beverly restructuring.

- Capital Redeployment from Mortgage Loan Prepayments and Purchase Option Exercises. We experienced a substantial increase in mortgage loan prepayments and purchase option exercises, especially in 2000 and 2001. The mortgage prepayments largely resulted from a program we initiated to make our asset base more safe and secure by increasing the relative mix of leased versus mortgaged properties. Unlike leases, in bankruptcy a debtor does not need to determine timely whether to assign, affirm or reject the mortgage in its entirety or to make mortgage payments timely until it makes that determination, but rather can ignore its obligations, challenge the economics of the mortgage and "cram down" terms – including principal amount, interest rate and payment terms – to those reflecting typically distressed market levels. To lower our overall exposure to this scenario, we encouraged prepayments by waiving any prepayment fees. Our FFO was adversely affected by the mortgage loan prepayments and purchase option exercises because we were unable to replace the significant lost revenues from the high yielding leases and loans. Rather, because there were not any desirable new investments available to us at that time (in fact, not until 2002), we instead were forced to re-deploy the capital to fulfill existing construction commitments for new assisted and independent living facilities that were not yet yielding revenue and otherwise pay down our lower-cost debt.

- Restricted Growth. Because of the factors noted above, we have had no net internal growth in revenues from our existing portfolio over the past three years and have seen our FFO decrease. Similarly, we had virtually no external growth in revenues from acquisitions during 2000 and 2001. In 2002, a number of attractive investment opportunities became available largely as a result of industry-wide restructurings. To supplement our capital sources and take advantage of these opportunities, we formed a joint venture with an institutional investor. By the end of 2002, we had made a total of about $288 million in new investments, $165 million for our own account and $123 million by our joint venture. It was primarily the addition of revenues from these acquisitions that enabled us to cover our $0.46 per share dividend by the end of the third quarter, as noted above.

FOCUS AND OUTLOOK FOR 2003

Our focus for 2003 is on maintaining our current dividend and endeavoring to increase our FFO to provide greater dividend coverage. In that regard, we are cautiously optimistic about our internal growth prospects for 2003. We believe that the worst of the restructurings is behind us and, accordingly, that the annual rent increases built into our leases should overcome any reasonably foreseeable further restructurings. We expect this modest internal growth to be bolstered by rents received from restructured leases and loans that produced little or no revenue for all or most of 2002. Many of these involve the newly constructed assisted and independent living facilities referred to above that are beginning to see increased occupancies now that further development has substantially moderated. Because maintaining our investment grade rating is of paramount importance to us, we do not desire to increase our debt levels materially until we raise further equity capital. However, in our view equity capital currently is not available at a reasonable price, so we see little potential for external growth for our own account until that changes.

In management's view, there are two principal near term risks we face in maintaining and then growing our dividend. The first is more serious operator financial problems leading to more extensive restructurings or tenant disruptions than we currently expect. This could be unique to a particular operator – such as if Alterra is unable to emerge from bankruptcy with our leases intact. On the other hand, it could be more industry wide, such as further federal or state governmental reimbursement reductions in the case of our skilled nursing facilities as governments work through their budget deficits, continuing reduced occupancies or slow lease-ups for our assisted and independent living facilities due to general economic and other factors, continuing increases in liability, workers compensation and other insurance premiums and other expenses. The second principal near term risk is a continued depressed stock price that inhibits our ability to grow externally by taking advantage of what we expect will be the availability of a number of attractive investments in the near term.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those that impact our most critical accounting policies. We base our estimates and assumptions on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates. We believe the following are our most critical accounting policies.

REVENUE RECOGNITION

Our rental revenue is accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 13 *Accounting for Leases* (SFAS No. 13) and SEC Staff Accounting Bulletin No. 101 *Revenue Recognition in Financial Statements* (SAB No. 101) among other authoritative pronouncements. These pronouncements require us to account for the rental income on a straight-line basis unless a more appropriate method exists. We believe that the method most reflective of the use of a healthcare facility is the straight-line method. Straight-line accounting requires us to calculate the total fixed rent to be paid over the life of the lease and recognize that revenue evenly over that life. In a situation where a lease calls for fixed rental increases during the life of a lease or there is a period of free rent at the beginning of a lease, rental income recorded in the early years of a lease is higher than the actual cash rent received which creates an asset on the balance sheet called deferred rent receivable. At some point during the lease, depending on the rent levels and terms, this reverses and the cash rent payments received during the later years of the lease are higher than the rental income recognized, which reduces the deferred rent receivable balance to zero by the end of the lease. The majority of our leases do not contain fixed increases or provide for free or reduced rent at the beginning of the lease term. However, certain leases for facilities we have constructed have free rent for the first three to six months and certain leases we have entered into, primarily with regard to facilities returned to us by certain operators discussed below under the caption "Information Regarding Certain Operators," have reduced or free rent in the early months of the lease or fixed increases in future years. We record the rent for these facilities on a straight-line basis in accordance with SFAS No. 13. However, we also assess the collectibility of the deferred portion of the rent that is to be collected in a future period in accordance with SAB No. 101. This assessment is based on several factors, including the financial strength of the lessee and any guarantors, the historical operations and operating trends of the facility, the historical payment pattern of the facility and whether we intend to continue to lease the facility to the current operator, among others. If our evaluation of these factors indicates we may not receive the rent payments due in the future, we provide a reserve against the current rental income as an offset to revenue, and depending on the circumstances, we may provide a reserve against the existing deferred rent balance for the portion, up to its full value, that we estimate will not be recovered. This assessment requires us to determine whether there are factors indicating the future rent payments may not be fully collectible and to estimate the amount of the rent that will not be collected. If our assumptions or estimates regarding a lease change in the future, we may have to record a reserve to reduce or further reduce the rental revenue recognized and/or deferred rent receivable balance.

Additional rents are generally computed as a percentage of facility net patient revenues in excess of base amounts or as a percentage of the increase in the Consumer Price Index. Additional rents are generally calculated and payable monthly or quarterly, and most of our leases contain provisions such that total rent cannot decrease from one year to the next. While the calculations and payments of additional rents contingent upon revenue are generally made on a quarterly basis, SAB No. 101 does not allow for the recognition of such revenue until all possible contingencies have been eliminated. Most of our leases with additional rents contingent upon revenue are structured as quarterly calculations so that all contingencies for revenue recognition have been eliminated at each of our quarterly reporting dates.

DEPRECIATION AND USEFUL LIVES OF ASSETS

We calculate depreciation on our buildings and improvements using the straight-line method based on estimated useful lives ranging up to 40 years, generally 30 to 40 years. A significant portion of the cost of each property is allocated to building (generally approximately 90%). The allocation of the cost between land and building, and the determination of the useful life of a property, are based on management's estimates. We calculate depreciation and amortization on equipment and lease costs using the straight-line method based on estimated useful lives of up to five years or the lease term, whichever is appropriate. We review and adjust useful lives periodically. If we do not allocate appropriately between land and building or we incorrectly estimate the useful lives of our assets, our computation of depreciation and amortization will not appropriately reflect the usage of the assets over future periods.

ASSET IMPAIRMENT

We review our long-lived assets individually on a quarterly basis to determine if there are indicators of impairment in accordance with SFAS No. 144 *Accounting for the Impairment of Disposal of Long-Lived Assets* (SFAS No. 144). Indicators may include the tenant's inability to make rent payments, operating losses or negative operating trends at the facility level, notification by the tenant that they will not renew their lease, a decision to dispose of an asset or changes in the market value of the property, among others. For operating assets, if indicators of impairment exist, we compare the undiscounted cash flows from the expected use of the property to its net book value to determine if impairment exists. If the sum of the undiscounted cash flows is higher than the current net book value, SFAS No. 144 concludes no impairment exists. If the sum of the undiscounted cash flows is lower than the current net book value, we recognize an impairment loss for the difference between the net book value of the asset and its estimated fair market value. To the extent we decide to sell an asset, we recognize an impairment loss if the current net book value of the asset exceeds its fair value less costs to sell. The above analyses require us to make a determination about whether there are indicators of impairment for individual assets, to estimate the most likely stream of cash flows from operating assets and to determine the fair value of assets that are impaired or held for sale. If our assumptions, projections or estimates regarding an asset change in the future, we may have to record an impairment charge to reduce or further reduce the net book value of such asset.

COLLECTIBILITY OF RECEIVABLES

We evaluate the collectibility of our mortgage and other receivables on a regular basis. We evaluate the collectibility of the receivables based on factors including payment history, the financial strength of the borrower and any guarantors, the value of the underlying collateral, the operations and operating trends of the underlying collateral, if any, and current economic conditions, among others. If our evaluation of these factors indicates we may not recover the full value of the receivable, we provide a reserve against the portion of the receivable that we estimate will not be recovered. This analysis requires us to determine whether there are factors indicating a receivable may not be fully collectible and to estimate the amount of the receivable that will not be collected. If our assumptions or estimates regarding the collectibility of a receivable change in the future, we may have to record a reserve to reduce or further reduce the carrying value of the receivable.

Impact of New Accounting Pronouncements

In August 2001, SFAS No. 144 was issued. This pronouncement supersedes SFAS No. 121 *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* (SFAS No. 121) and a portion of Accounting Principles Board (APB) Opinion No. 30 *Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* (APB No. 30) and became effective for us on January 1, 2002. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 as it relates to assets to be held and used and assets to be sold, but adds provisions for assets to be disposed of other than by sale. It also changes the accounting for the disposal of a segment under APB No. 30 by requiring the operations of any assets with their own identifiable cash flows that are disposed of or held for sale to be removed from income from continuing operations and reported as discontinued operations. Treating such assets as discontinued operations also requires the reclassification of the operations of any such assets for any prior periods presented. The adoption of SFAS No. 144 has not had a material impact on our financial condition or the results of our operations and does not impact net income; however, it has resulted in a caption for discontinued operations being included on our consolidated statements of operations to report the results of operations of assets sold or classified as held for sale during the current period. The prior period statements of operations presented have been reclassified to reflect the results of operations for these same facilities as discontinued operations in the prior periods.

Operating Results

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Rental income decreased $1,616,000, or 1%, in 2002 as compared to 2001. The decrease was primarily due to reserving straight-lined rent on certain facilities discussed below, the disposal of 29 facilities since January 2001 and rent reductions on certain facilities that were returned to us and leased to other operators in 2001 and 2002. The decrease was partially offset by the acquisition of 46 facilities during 2002, the conversion of eight facilities totaling $39,288,000 from mortgage loans receivable to owned real estate properties since January 1, 2001 and rent increases at existing facilities. Interest and other income decreased by $6,359,000, or 31%, in 2002 as compared to 2001. The decrease was primarily due to the payoff at par of mortgage loans receivable totaling approximately $49,712,000 securing ten facilities, the conversion of eight facilities totaling approximately $39,288,000 from mortgage loans receivable to owned real estate properties mentioned above and principal repayment of notes receivable, all since January 1, 2001. Income from unconsolidated joint venture of $1,187,000 represents our 25% share of the income generated by the joint venture and our management fee of 2.5% of the revenues of the unconsolidated joint venture. Please see the caption "Investment in Unconsolidated Joint Venture" below for more information regarding the unconsolidated joint venture.

Interest and amortization of deferred financing costs increased $141,000, or less than 1%, in 2002 as compared to 2001. The increase was primarily due to the issuance of $115,000,000 of fixed rate medium-term notes since January 1, 2001, increases in the balance on our bank line of credit, mortgages totaling $40,000,000 secured by existing buildings since December 2001 and the assumption of a $14,227,000 mortgage note on one facility acquired during the second quarter of 2002. The increase was partially offset by the payoff of $128,150,000 of fixed rate medium-term notes since January 2001 and a reduction in the average interest rates on our bank line of credit. Depreciation and amortization increased $3,702,000, or 11%, in 2002 as compared to 2001. The increase was attributable to increased depreciation on the acquisition of 46 facilities during 2002 and the conversion of eight facilities totaling $49,712,000 from mortgage loans receivable to owned real estate properties since January 1, 2001 offset by the disposal of 29 facilities since January 2001. General and administrative costs increased $393,000, or 5%, in 2002 as compared to 2001 primarily due to approximately $506,000 of expense related to the severance of an executive officer partially offset by a reduction in legal expenses related to the prior bankruptcies of certain operators discussed below under the caption "Information Regarding Certain Operators" and reductions in other general corporate expenses.

During 2002, we became aware of facts and circumstances indicating that certain assets may have become impaired. After analyzing the assets and the facts, we recorded an impairment of assets charge in continuing operations totaling $12,472,000. As a result of lower than expected operating results for the first quarter at the former Balanced Care Corporation (BCC) facilities discussed below under the caption "Information Regarding Certain Operators" and six facilities operated by another operator, we changed our estimate of the recoverability of the deferred rent related to these facilities during 2002. We determined that the most appropriate method of recognizing revenues for these facilities, given the recent operating results, is to record revenues only to the extent cash is actually received. Accordingly, we fully reserved the deferred rent balance outstanding and all related notes receivable outstanding, totaling approximately $8,305,000, as part of the impairment of assets charge in continuing operations. In addition, the impairment of assets charge reported in continuing operations also included a reserve of $4,167,000 against a loan previously made to the operator of a large continuing care retirement community in Florida. The collectibility of that loan became uncertain due to developments at the facility during 2002 that we believed might necessitate a change in operators. During 2002, we entered into an agreement with a new operator to take over the facility effective September 1, 2002.

During 2002, we classified ten unoccupied buildings and eight land parcels as assets held for sale. As required by SFAS No. 144, the net book values of these assets have been transferred to assets held for sale and the operations of these assets have been included in discontinued operations for the years ended December 31, 2002, 2001 and 2000. Please see the caption "Impact of New Accounting Pronouncements" above for more information regarding this treatment. The impairment of assets charge in discontinued operations totals $10,828,000 and represents the write-down of 12 of these assets to their individual estimated fair values less costs to sell.

Discontinued operations reflects a loss of $7,803,000 in 2002 versus a loss of $3,537,000 in 2001. The loss in 2002 is primarily due to the impairment of assets charge of $10,828,000 discussed above, partially offset by net gains on the sale of operating assets and assets held for sale during the year of $2,603,000. The income of $422,000 for 2002, excluding the impairment of assets and gains on sale of facilities in discontinued operations, reflects the revenues less the depreciation and amortization and other expenses related to the facilities sold or classified as assets held for sale in 2002. The loss in 2001 is primarily due to an impairment of assets charge of $3,972,000 related to the write-down of three skilled nursing facilities to their fair values less costs to sell in 2001 that are now reflected in discontinued operations since the facilities were either sold or classified as assets held for sale during 2002. The income of $435,000 for 2001, excluding the impairment of assets in discontinued operations, reflects the revenues less the depreciation and amortization and other expenses related to the facilities sold or classified as assets held for sale in 2002. The income in discontinued operations, excluding the impairment of assets and gains on sale of facilities, is consistent between the two years as there were no significant changes from 2001 to 2002 in the revenues and expenses related to the facilities sold or classified as assets held for sale in 2002.

We expect to receive increased rent and interest at individual facilities because our leases and mortgages generally contain provisions under which rents or interest income increase with increases in facility revenues and/or increases in the Consumer Price Index. If revenues at our facilities and/or the Consumer Price Index do not increase, our revenues may not continue to increase. Sales of facilities or repayments of mortgage loans receivable would serve to offset revenue increases, and if sales and repayments exceed additional investments this could actually reduce revenues. Our leases could renew below or above the aggregate existing rent level, so the impact of lease renewals may cause a decrease or an increase in the total rent we receive. The exercise of purchase options by tenants would also cause a decrease in the total rent we receive. Additional investments in healthcare facilities would increase rental and/or interest income, however, at this time we do not expect any significant additional investments during the coming year. As additional investments in facilities are made, depreciation and/or interest expense will also increase. We expect any such increases to be at least partially offset by rent or interest income associated with the investments.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Rental income increased $238,000, or less than 1%, in 2001 as compared to 2000. The increase was primarily a result of one development completed during 2001, a full year of revenues earned by investments in additional facilities in 2000, the conversion of three facilities from mortgage loans receivable to owned real estate properties and the reclassification of rental income to discontinued operations related to facilities disposed of or classified as assets held for sale in 2002. The increase was offset by the disposal of 18 facilities during the year, eleven of which were sold in the fourth quarter and a reduction of the rent at certain facilities related to the settlement with certain operators in bankruptcy proceedings as discussed below. Interest and other income decreased by $4,626,000, or 18%, in 2001 as compared to 2000. The decrease was primarily due to the payoff at par of mortgage loans receivable totaling approximately $32,290,000 secured by five facilities, the conversion of three facilities and four land parcels totaling approximately $13,339,000 from mortgage loans receivable to ownership mentioned above and amortization of notes receivable.

Interest and amortization of deferred financing costs decreased $3,545,000, or 6%, in 2001 as compared to 2000. The decrease was primarily due to a reduction in overall debt levels accomplished with the funds received from the facility sales and mortgage loan receivable payoffs discussed above, and decreases in the average interest rates on our $100,000,000 bank line of credit. The decrease was partially offset by a reduction in interest capitalized on construction projects. Depreciation and amortization decreased $1,920,000, or 5%, in 2001 as compared to 2000. The decrease was primarily attributable to the disposal of 18 facilities during the year and the reclassification of depreciation and amortization to discontinued operations related to facilities disposed of or classified as assets held for sale in 2002, partially offset by three facilities converted from mortgage loans receivable to ownership during 2001 and a full year of depreciation related to facilities acquired in 2000. General and administrative costs increased $1,825,000, or 33%, in 2001 as compared to 2000 primarily due to increases in legal fees and other costs related to five operators in bankruptcy discussed below and general cost increases.

During 2001, we recorded an impairment of assets charge of $7,223,000 in continuing operations. This charge included the provision of a reserve against mortgage loans receivable of $1,500,000, the write-off of $1,449,000 of deferred rent related to the facilities returned by BCC discussed below under the caption "Information Regarding Certain Operators" and $4,274,000 of receivable write-offs and reserves against other assets which we believed had become impaired.

We recorded a net gain of $11,245,000 in 2001 related to the disposal of 18 facilities during the year.

Discontinued operations reflected a loss of $3,537,000 in 2001 versus income of $1,412,000 in 2000. The loss in 2001 is primarily due to an impairment of assets charge of $3,972,000 related to the write-down of three skilled nursing facilities to their fair values less costs to sell in 2001 that are now reflected in discontinued operations because the facilities were either sold or classified as assets held for sale during 2002. The income of $435,000 for 2001, excluding the impairment of assets in discontinued operations, reflects the revenues less the depreciation and amortization and other expenses related to the facilities sold or classified as assets held for sale in 2002. The 2000 amount reflects only the revenues less the depreciation and other expenses related to the facilities sold or classified as assets held for sale in 2002. The decrease in income in discontinued operations, excluding the impairment of assets, is due to lower revenues and higher costs related to the facilities sold or classified as assets held for sale in 2002 as some of these facilities were unoccupied in 2001.

Information Regarding Certain Operators

We have now concluded our negotiations with all five of our operators that had filed for protection under the United States bankruptcy laws from 1999 to 2001. These operators included Sun Healthcare Group, Inc. (Sun), Mariner Health Care, Inc. (Mariner), Integrated Health Services, Inc. (Integrated), SV/Home Office Inc. and certain affiliates (SV) and Assisted Living Concepts, Inc. (ALC). Over-leveraging of balance sheets, increased wage and salary costs and changes in reimbursement levels during 1999 had an adverse impact on the financial performance of some of the companies that operate skilled nursing facilities we own. In addition, overbuilding in the assisted and independent living sector resulted in lower than anticipated fill rates and rental rates for some of the companies that operate assisted and independent living facilities owned by us. During 2002, Sun, Mariner and ALC emerged from bankruptcy. In March 2002, the bankruptcy court approved our final settlement with Sun that included its assumption of five leases and rejection of one lease. In April 2002, the bankruptcy court approved Mariner's Second Amended Joint Plan of Reorganization that resulted in us obtaining ownership of the facility securing our only mortgage loan with Mariner. Also in April 2002, the bankruptcy court approved our final settlement with Integrated that resulted in the assumption by Integrated of the amended leases on five facilities and the rejection of two leases. Over the course of these proceedings, (A) Sun has returned 20 facilities and agreed to a master lease of the remaining five facilities involved in the bankruptcy; (B) Mariner has returned 15 facilities, given us a deed in lieu of foreclosure for a facility that secured a mortgage loan receivable and assumed leases on six facilities; (C) Integrated has returned two facilities and agreed to a master lease of the remaining five facilities; (D) SV has agreed to assume the lease on one facility, return one facility and extend for five years its mortgage secured by one facility and we agreed to allow it to sell a second closed facility that previously secured the mortgage; and (E) ALC assumed the leases on two facilities and transferred title to us and signed leases on two facilities that had previously secured mortgage loans receivable from ALC. As of December 31, 2002, we have leased 35 of the 38 facilities returned to us to new operators, as well as the facility for which we received a deed in lieu of foreclosure, sold three facilities and expect to sell the remaining facility. Subsequent to our final settlement, Sun, in February 2003, announced that it had begun a restructuring of its lease portfolio. Sun has approached many of its landlords, including us, in hopes of obtaining rent moratoriums, rent concessions or lease terminations for certain of its leased facilities. While we cannot predict the final outcome of Sun's restructuring process, it is possible there may be rent concessions, or, some or all of the five remaining facilities we lease to Sun may be returned to us. We believe we have identified parties interested in leasing any of these facilities that might be returned to us, however, the return of the facilities or rent concessions could result in lower rental rates.

In October 2002, one operator of five of our facilities which were previously leased by Beverly, Alpha Healthcare Foundation, Inc. (Alpha), filed for protection under the United States bankruptcy laws. Under bankruptcy statutes, the tenant must either assume our leases or reject them and return the properties to us. If the tenant assumes the leases, it is required to assume the leases under the existing terms; the court cannot change the rental amount or other lease provisions that could financially impact us. The tenant's decision whether to assume leases is usually based primarily on whether the properties it operates are providing positive cash flows. To date, Alpha has rejected the lease on one facility that the state it was located in decided to close. This facility was classified as held for sale and written down to its fair value less costs to sell as part of the impairment of assets charge in discontinued operations. Three of the four remaining facilities provide adequate cash flows to cover the rent under the lease, but there is a possibility that the tenant may decide to reject the leases on any or all of these properties. While we believe we have identified parties interested in leasing these facilities, any new leases may be at lower rental rates. All rent due after the filing date has been paid.

In January 2003, Alterra, our largest operator, filed for protection under the United States bankruptcy laws. Alterra operates 59 of our facilities, 52 of which are under a master lease with six other individual leases and one mortgage loan receivable cross-defaulted to it, and all 49 of the facilities owned by our joint venture which are under two master leases. We understand that Alterra has been restructuring out of court for over two years with a goal of going into the final bankruptcy phase with a selected portfolio of properties that for the most part is intended to be the core of its restructured business. Based on discussions we have had with Alterra, we expect that it will continue to pay the rent on and affirm all of our leases. The two master leases in the joint venture, our master lease and six of our seven leases cross-defaulted with our master lease generate sufficient cash flows to cover the rent due under the leases. Alterra has paid all monthly rent to date on a timely basis. If Alterra decides to reject the leases, we believe we could lease the facilities covered by the leases to a new operator at rates substantially consistent with what we currently receive, however, it is possible that any such new leases may be at lower rental rates.

Effective April 1, 2001, we leased ten facilities that had previously been leased by BCC to a new private operator, Senior Services of America, after BCC defaulted on its leases in December 2000. The facilities were constructed and opened during 1999 and 2000 with an aggregate investment of approximately $68,712,000. The BCC leases were terminated effective as of January 1, 2001. During 2001, we recognized revenues on a straight-lined basis related to these buildings in excess of cash received of approximately $5,200,000. As a result of lower than expected operating results in 2002, we fully reserved the deferred rent receivable balance outstanding as discussed above under the caption "Operating Results" and are now recognizing revenue from this lease on a cash basis.

Investment in Unconsolidated Joint Venture

During 2001, we entered into a joint venture with an institutional investor that may invest up to $130,000,000 in health care facilities similar to those already owned by us. We are a 25% equity partner in the venture. The financial statements of the joint venture are not consolidated with our financial statements and our investment is accounted for using the equity method. No investments were made by or into this joint venture prior to 2002.

In 2002, the joint venture acquired 52 assisted living facilities in 12 states for a total cost of approximately $123,200,000 that are leased to Alterra. The joint venture also incurred deferred financing costs of approximately $1,900,000 and is committed to fund an additional $2,000,000 of capital improvements. The acquisitions were financed with secured non-recourse debt of approximately $60,860,000, a capital contribution from our joint venture partner of approximately $49,100,000 and a capital contribution from us of approximately $16,400,000. In October 2002, the joint venture sold three facilities for $2,100,000, or approximately their book value. We do not expect to make any additional contributions to the joint venture related to the facilities it acquired during 2002.

Liquidity and Capital Resources

During 2002, we acquired 34 skilled nursing facilities, eleven assisted and independent living facilities and one continuing care retirement community in six separate transactions for an aggregate investment of approximately $165,428,000, including the assumption of approximately $14,227,000 of secured debt on one facility. Additionally, we funded approximately $13,870,000 in capital improvements at certain facilities in accordance with certain existing lease provisions. Such capital improvements generally result in an increase in the minimum rents earned by us on these facilities. The acquisitions and capital improvements were funded by the issuance of $100,000,000 of fixed rate medium-term notes, borrowings on our bank line of credit and cash on hand.

During 2002, we sold eleven buildings and one land parcel in twelve separate transactions for aggregate cash proceeds of approximately $14,359,000. We also recorded receivables totaling approximately $2,000,000 related to three of these sales. We provided a mortgage loan with a net amount of $6,409,000 related to the sale of one of the skilled nursing facilities. Three buildings were written down to their estimated fair value less costs to sell during 2001 and two buildings and the land parcel were written down during 2002. The sale of these buildings resulted in an aggregate gain of $2,603,000 that is included in discontinued operations on the consolidated statement of operations. The proceeds from the sales were used to repay borrowings on our bank line of credit.

During 2002, one mortgage loan receivable with an aggregate net book value of approximately $3,815,000 secured by one skilled nursing facility and one continuing care retirement community was prepaid in full. In addition, portions of three mortgage loans receivable totaling $13,607,000 secured by two skilled nursing facilities, one assisted and independent living facility and one continuing care retirement community were also prepaid at par. The proceeds from the repayments were used to repay borrowings on our bank line of credit.

During 2002, we repaid $50,000,000 in aggregate principal amount of medium-term notes. The notes bore fixed interest at a weighted average interest rate of 7.35%. We funded the repayments with borrowings on our bank line of credit, cash on hand and the issuance of $100,000,000 in aggregate principal amount of medium-term notes that bear interest at a fixed rate of 8.25% and mature on July 1, 2012. We have $66,000,000 of medium-term notes maturing in the second and third quarters of 2003. In addition, $40,000,000 of medium-term notes with a rate of 6.59% due in 2038 and may be put back to us at their face amounts at the option of the holders on July 7, 2003 and $41,500,000 of medium-term notes with a rate of 7.6% due in 2028 may be put back to us at their face amounts at the option of the holders on November 20, 2003. While we do not expect these notes will be put back to us because the holders' next put opportunity is in five years and we believe the current interest coupon on these notes exceeds the rate at which we believe we could currently issue 5-year notes, the holders may elect to do so. We anticipate repaying the medium-term notes maturing and any that are put back to us with a combination of additional medium-term notes under the shelf registration statements discussed below, borrowings on our bank line of credit, cash on hand, potential mortgage loans receivable payoffs and asset sales, the potential issuance of common stock or cash from operations. Our medium-term notes have been investment grade rated since 1994. Our current ratings are Baa3 from Moody's, BBB- from Standard & Poor's and BBB from Fitch.

During 2002, we issued 1,000,000 shares of common stock to Cohen & Steers Quality Income Realty Fund, Inc. and 869,565 shares of common stock to a unit investment trust sponsored by Salomon Smith Barney. The shares were sold based on the market closing price of our stock of $19.58 on February 25, 2002 and resulted in net proceeds of approximately $34,609,000 after underwriting, legal and other fees of approximately $1,997,000. The proceeds received were used to repay borrowings on our bank line of credit.

During 2002, we arranged for a new $150,000,000 unsecured revolving credit facility, maturing November 7, 2005, that replaced our previous $100,000,000 bank line of credit. At December 31, 2002, we had $43,000,000 available under our $150,000,000 unsecured bank line of credit. At our option, borrowings under the bank line of credit bear interest at prime or at LIBOR plus 1.2%. We pay a facility fee of 0.3% per annum on the total commitment under the bank line of credit. Under covenants contained in the credit agreement, we are required to maintain, among other things: (i) a minimum net asset value of $500,000,000; (ii) a ratio of total indebtedness to capitalization value of not more than 60%; (iii) an interest coverage ratio of at least 2.5 to 1.0; (iv) a fixed charge coverage ratio of at least 1.75 to 1.0; (v) a secured indebtedness ratio of not more than 15%; (vi) an unsecured interest coverage ratio of at least 2.5 to 1.0; (vii) floating rate debt of no more than 25% of total debt; (viii) an unencumbered asset value ratio of no more than 60%; and (ix) a minimum rent/mortgage interest coverage ratio of at least 1.25 to 1.0. As of December 31, 2002, we were in compliance with all of the above covenants.

During 2002, we obtained $10,000,000 of mortgage financing for one year at a floating rate of not less than 7.25% secured by two assisted living facilities. We used the proceeds to repay borrowings on our bank line of credit.

At December 31, 2002, we have shelf registration statements on file with the SEC under which we may issue (a) up to $316,000,000 in aggregate principal amount of medium-term notes and (b) up to $123,640,000 of securities including debt, convertible debt, common and preferred stock.

We did not utilize any off-balance sheet financing arrangements or have any unconsolidated subsidiaries prior to the second quarter of 2002. The only off-balance sheet financing arrangement that we currently use is the unconsolidated joint venture discussed above under the caption "Investment in Unconsolidated Joint Venture."

As of December 31, 2002, our contractual obligations are as follows:

	2003	2004 - 2005	2006 - 2007	THEREAFTER	TOTAL
(In thousands)					
Contractual Obligations:					
Long Term Debt:	$ 78,167	$ 210,105	$ 152,722	$ 392,059	$ 833,053
Commitments:					
Capital Expenditures:	$ 25,000	$ 4,000	$ —	$ —	$ 29,000

We do not anticipate making any significant acquisitions of healthcare related facilities or significant additional investments beyond our actual commitments during 2003 as access to equity capital is not currently available under favorable terms as discussed in more detail under the caption "Overview" above. The level of our new investments has been depressed during the prior four years, although we did make significant acquisitions during 2002. Financing for future investments may be provided by borrowings under our bank line of credit, private placements or public offerings of debt or equity, the assumption of secured indebtedness, obtaining mortgage financing on a portion of our owned portfolio or through joint ventures. We anticipate the potential repayment of certain mortgage loans receivable and the possible sale of certain facilities during 2003. In the event that there are mortgage loans receivable repayments or facility sales in excess of new investments, revenues may decrease. We anticipate using the proceeds from any mortgage loans receivable repayments or facility sales to reduce the outstanding balance on our bank line of credit, to repay other borrowings as they mature or to provide capital for future investments. Any such reduction in debt levels would result in reduced interest expense that we believe would partially offset any decrease in revenues. We believe we have sufficient liquidity and financing capability to finance anticipated future investments, maintain our current dividend level and repay borrowings at or prior to their maturity, for at least the next twelve months.

Statement Regarding Forward Looking Disclosure

Certain information contained in this report includes forward-looking statements. Forward looking statements include statements regarding our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. These statements may be identified, without limitation, by the use of forward looking terminology such as "may", "will", "anticipates", "expects", "believes", "intends", "should" or comparable terms or the negative thereof. All forward-looking statements included in this report are based on information available to us on the date hereof. Such statements speak only as of the date hereof and we assume no obligation to update such forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements. These risks and uncertainties include (without limitation) the following:

- the effect of economic and market conditions and changes in interest rates;
- the general distress of the healthcare industry;
- government regulations, including changes in the reimbursement levels under the Medicare and Medicaid programs;
- continued deterioration of the operating results or financial condition, including bankruptcies, of our tenants;
- our ability to attract new operators for certain facilities;
- occupancy levels at certain facilities;
- the ability of our operators to repay deferred rent or loans in future periods;
- our ability to sell certain facilities for their book value;
- the amount and yield of any additional investments;
- changes in tax laws and regulations affecting real estate investment trusts;
- access to the capital markets and the cost of capital;
- changes in the ratings of our debt securities;
- and the risk factors set forth under the caption "Risk Factors" in our annual report on Form 10-K for the year ended December 31,2002.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks related to fluctuations in interest rates on our mortgage loans receivable and debt. We do not utilize interest rate swaps, forward or option contracts on foreign currencies or commodities, or other types of derivative financial instruments. The purpose of the following analyses is to provide a framework to understand our sensitivity to hypothetical changes in interest rates as of December 31, 2002. Readers are cautioned that many of the statements contained in these paragraphs are forward looking and should be read in conjunction with our disclosures under the heading "Statement Regarding Forward Looking Disclosure" set forth above.

We provide mortgage loans to operators of healthcare facilities as part of our normal operations. The majority of the loans have fixed rates. Three of our mortgage loans have adjustable rates; however, the rates adjust only once or twice over the term of the loans and the minimum adjusted rates are equal to the then current rates. Therefore, all mortgage loans receivable are treated as fixed rate notes in the table and analysis below.

We utilize debt financing primarily for the purpose of making additional investments in healthcare facilities. Historically, we have made short-term borrowings on our variable rate bank line of credit to fund our acquisitions until market conditions were appropriate, based on management's judgment, to issue stock or fixed rate debt to provide long-term financing.

A portion of our secured debt is variable rate debt in the form of housing revenue bonds that were assumed in connection with the acquisition of certain healthcare facilities. Pursuant to the associated lease arrangements, increases or decreases in the interest rates on the housing revenue bonds would be substantially offset by increases or decreases in the rent received by us on the properties securing this debt. Therefore, there is substantially no market risk associated with this variable rate secured debt.

We have $10,000,000 of secured debt at a floating rate with a floor of 7.25% that has been at the floor since it was issued in 2002. We do not believe there is any significant market risk related to this debt as it matures in 2003.

For fixed rate debt, changes in interest rates generally affect the fair market value, but do not impact earnings or cash flows. Conversely, for variable rate debt, changes in interest rates generally do not impact fair market value, but do affect the future earnings and cash flows. We generally cannot prepay fixed rate debt prior to maturity. Therefore, interest rate risk and changes in fair market value should not have a significant impact on the fixed rate debt until we would be required to refinance such debt. Holding the variable rate debt balance constant, and including the bank borrowings as variable rate debt due to its nature, each one percentage point increase in interest rates would result in an increase in interest expense for the coming year of approximately $1,290,000.

The table below details the principal amounts and the average interest rates for the mortgage loans receivable and debt for each category based on the final maturity dates. Certain of the mortgage loans receivable and certain items in the various categories of debt require periodic principal payments prior to the final maturity date. The fair value estimates for the mortgage loans receivable are based on the estimates of management and on rates currently prevailing for comparable loans. The fair market value estimates for debt securities are based on discounting future cash flows utilizing current rates offered to us for debt of a similar type and remaining maturity.

	MATURITY DATE							
	2003	2004	2005	2006	2007	THEREAFTER	TOTAL	FAIR VALUE
(Dollars in thousands)								
ASSETS								
Mortgage loans receivable	$ 2,658	—	$ 4,882	$ 14,206	$ 17,909	$ 59,637	$ 99,292	$ 99,146
Average interest rate	10.88%	—	11.91%	10.56%	10.73%	10.02%	10.36%	
LIABILITIES								
Debt								
Fixed rate	$ 66,000	$ 67,750	$ 32,019	$ 63,500	$ 85,000	$389,816	$704,085	$700,135
Average interest rate	7.49 %	9.08 %	8.20%	7.42%	7.40%	7.62%	7.73%	
Variable rate	$ 10,000	—	—	—		$ 11,968	$ 21,968	$ 21,968
Average interest rate	7.25%	—	—	—	—	1.77%	4.26%	—
Bank borrowings	—	—	$ 107,000	—	—	—	$107,000	$107,000
Average interest rate	—	—	2.89%	—	—	—	2.89%	—

Decreases in interest rates during 2002 resulted in a decrease in interest expense related to our bank line of credit. These interest rate decreases have made it less expensive for us to borrow on our bank line of credit. Any future interest rate increases will increase the cost of borrowings on our bank line of credit and any borrowings to refinance long-term debt as it matures or finance future acquisitions.

CONSOLIDATED BALANCE *Sheets*

ASSETS

(In thousands)	December 31, 2002	December 31, 2001
Investments in real estate		
Real estate properties:		
Land	$ 154,563	$ 144,869
Buildings and improvements	1,299,625	1,150,780
	1,454,188	1,295,649
Less accumulated depreciation	(224,400)	(207,136)
	1,229,788	1,088,513
Mortgage loans receivable, net	99,292	140,474
Investment in unconsolidated joint venture	16,115	--
	1,345,195	1,228,987
Cash and cash equivalents	8,387	9,062
Receivables	4,429	9,274
Assets held for sale	9,682	--
Other assets	42,240	42,515
	1,409,933	1,289,838

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Borrowings under unsecured revolving credit facility	$ 107,000	$ 35,000
Senior notes due 2003-2038	614,750	564,750
Notes and bonds payable	111,303	91,590
Accounts payable and accrued liabilities	47,740	43,186
Commitments and contingencies		
Stockholders' equity:		
Preferred stock $1.00 par value; 5,000,000 shares authorized; issued and outstanding: 2002 and 2001 - 1,000,000, stated at liquidation preference of $100 per share	100,000	100,000
Common stock $.10 par value; 100,000,000 shares authorized; issued and outstanding: 49,160,216 and 47,240,651 as of December 31, 2002 and 2001, respectively	4,916	4,724
Capital in excess of par value	610,173	574,829
Cumulative net income	680,511	643,957
Cumulative dividends	(866,460)	(768,198)
Total stockholders' equity	529,140	555,312
	1,409,933	1,289,838

See accompanying notes.

CONSOLIDATED STATEMENTS OF *Operations*

(In thousands except per share amounts)	2002	2001	2000
		YEARS ENDED DECEMBER 31,	
Revenues:			
Rental Income	$ 141,020	$ 142,636	$ 142,398
Interest and other income	14,254	20,613	25,239
Income from unconsolidated joint venture	1,187	--	--
	156,461	163,249	167,637
Expenses:			
Interest and amortization of deferred financing costs	54,987	54,846	58,391
Depreciation and amortization	36,859	33,157	35,077
General and administrative	7,786	7,393	5,568
Impairment of assets	12,472	7,223	-
	112,104	102,619	99,036
Income from continuing operations	44,357	60,630	68,601
Gain on sale of facilities	--	11,245	1,149
Discontinued operations	(7,803)	(3,537)	1,412
Net income	36,554	68,338	71,162
Preferred stock dividends	(7,677)	(7,677)	(7,677)
Income available to common stockholders	$ 28,877	$ 60,661	$ 63,485
Per share amounts:			
Basic/diluted income from continuing operations available to common stockholders	$ 0.75	$ 1.13	$ 1.32
Basic/diluted income available to common stockholders	$ 0.59	$ 1.30	$ 1.37
Weighted average shares outstanding	48,869	46,836	46,226

See accompanying notes.

REPORT OF MANAGEMENT

The consolidated financial statements and accompanying information were prepared by and are the responsibility of the Company's management. The statements are prepared in conformity with generally accepted accounting principles and, as such, include amounts that are based on management's best estimates and judgments.

The internal control systems are designed to provide reliable financial information for the preparation of financial statements, to safeguard assets against loss or unauthorized use and to ensure that transactions are executed consistent with Company policies and procedures. Management believes that existing internal accounting control systems are achieving their objectives and that they provide reasonable assurance concerning the accuracy of the financial statements.

Oversight of management's financial reporting and internal accounting control responsibilities is exercised by the Board of Directors, through the Audit Committee, which consists solely of outside directors. The Committee meets periodically with financial management and the independent auditors to ensure that each is meeting its responsibilities and to discuss matters concerning auditing, internal accounting control and financial reporting. The independent auditors have full access to meet with the Audit Committee without management's presence.

Mark L. Desmond

Senior Vice President and Chief Financial Officer

CONSOLIDATED STATEMENTS OF *Stockholders' Equity*

(In thousands)	PREFERRED STOCK SHARES	PREFERRED STOCK AMOUNT	COMMON STOCK SHARES	COMMON STOCK AMOUNT	CAPITAL IN EXCESS OF PAR VALUE	CUMULATIVE NET INCOME	CUMULATIVE DIVIDENDS	TOTAL STOCKHOLDERS' EQUITY
Balances at December 31, 1999	1,000	$100,000	46,216	$ 4,622	$556,373	$504,457	$(579,862)	$ 585,590
Issuance of common stock	-	-	10	1	225	-	-	226
Stock option amortization	-	-	-	-	60			60
Net income	-	-	-	-	-	71,162	-	71,162
Preferred dividends	-	-	-	-	-	-	(7,677)	(7,677)
Common Dividends	-	-	-	-	-	-	(85,889)	(85,889)
Balances at December 31, 2000	1,000	100,000	46,226	4,623	556,658	575,619	$(673,428)	563,472
Issuance of common stock	-	-	1,015	101	18,083	-	-	18,184
Stock option amortization	-	-	-	-	88	-	-	88
Net income	-	-	-	-	-	68,338	-	68,338
Preferred dividends	-	-	-	-	-	-	(7,677)	(7,677)
Common Dividends	-	-	-	-	-	-	(87,093)	(87,093)
Balances at December 31, 2001	1,000	100,000	47,241	4,724	574,829	643,957	$(768,198)	555,312
Issuance of common stock	-	-	1,919	192	35,196	-	-	35,388
Stock option amortization	-	-	-	-	148	-	-	148
Net income	-	-	-	-	-	36,554	-	36,554
Preferred dividends	-	-	-	-	-	-	(7,677)	(7,677)
Common Dividends	-	-	-	-	-	-	(90,585)	(90,585)
Balances at December 31, 2002	1,000	$100,000	49,160	$ 4,916	$610,173	680,511	$(866,460)	$ 529,140

See accompanying notes.

CONSOLIDATED STATEMENTS OF *Cash Flows*

(In thousands)	2002	2001	2000
	YEARS ENDED DECEMBER 31,		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 36,554	$ 68,338	$ 71,162
Depreciation and amortization	36,859	33,157	35,077
Depreciation and amortization in discontinued operations	963	2,713	2,219
Gain on sale of facilities	-	(11,245)	(1,149)
Gain on sale of facilities in discontinued operations	(2,603)	-	-
Impairment of assets	12,472	7,223	-
Impairment of assets in discontinued operations	10,828	3,972	-
Amortization of deferred financing costs	1,031	952	1,011
Net change in other assets and liabilities	(10,440)	(21,923)	(8,380)
Net cash provided by operating activities	85,664	83,187	99,940
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in real estate facilities	(165,071)	(7,412)	(20,843)
Disposition of real estate facilities	14,359	50,831	21,004
Investment in unconsolidated joint venture	(16,375)	-	-
Investment in mortgage loans receivable	-	(2,261)	(2,929)
Principal payments on mortgage loans receivable	19,461	34,563	14,026
Net cash provided by (used in) investing activities	(147,626)	75,721	11,258
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings under unsecured revolving credit facility	300,500	209,300	180,800
Repayment of borrowings under unsecured revolving credit facility	(228,500)	(253,300)	(177,100)
Issuance of senior unsecured debt	100,000	15,000	-
Repayments of senior unsecured debt	(50,000)	(78,150)	(30,000)
Issuance of notes and bonds payable	10,000	30,000	-
Principal payments on notes and bonds payable	(4,704)	(1,262)	(1,082)
Issuance of common stock, net	35,194	18,034	-
Dividends paid	(98,262)	(94,770)	(93,566)
Other, net	(2,941)	(847)	(240)
Net cash provided by financing activities	61,287	(155,995)	(121,188)
Increase (decrease) in cash and cash equivalents	(675)	2,913	(9,990)
Cash and cash equivalents, beginning of period	9,062	6,149	16,139
Cash and cash equivalents, end of period	$ 8,387	$ 9,062	$ 6,149
Supplemental schedule of cash flow information:			
Cash interest paid	$ 50,235	$ 55,149	$ 57,995

See accompanying notes.

Years ended December 31, 2002, 2001 and 2000

1. Organization

Nationwide Health Properties, Inc. was incorporated on October 14, 1985 in the State of Maryland. Whenever we refer herein to "the Company" or to "us" or use the terms "we" or "our," we are referring to Nationwide Health Properties, Inc. We operate as a real estate investment trust specializing in investments in health care related senior housing and long-term care properties and, as of December 31, 2002, had investments in 387 health care facilities. At December 31, 2002, we owned 158 skilled nursing facilities, 132 assisted and independent living facilities, 11 continuing care retirement communities, one rehabilitation hospital, one long-term acute care hospital and five buildings held for sale. We also held 24 mortgage loans secured by 25 skilled nursing facilities, four assisted and independent living facilities and one continuing care retirement community. We have a 25% interest in a joint venture that owns 49 assisted living facilities. We have no foreign facilities or operations.

2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its investment in its majority owned and controlled joint ventures. All material intercompany accounts and transactions have been eliminated. Certain items in prior period financial statements have been reclassified to conform to current year presentation, including those required by Statement of Financial Accounting Standards (SFAS) No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144).

LAND, BUILDINGS AND IMPROVEMENTS

We record properties at cost and use the straight-line method of depreciation for buildings and improvements over their estimated remaining useful lives of up to 40 years, generally 30 to 40 years. We review and adjust facility useful lives periodically. We evaluate our properties for potential impairment in accordance with SFAS No. 144 by comparing our net book values to the expected future cash flows from the properties.

CASH AND CASH EQUIVALENTS

Cash in excess of daily requirements is invested in money market mutual funds, commercial paper and repurchase agreements with original maturities of three months or less. Such investments are deemed to be cash equivalents for purposes of presentation in the financial statements.

FEDERAL INCOME TAXES

We believe we have operated in such a manner as to qualify as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. We intend to continue to qualify as such and therefore to distribute at least 90% of our real estate investment trust taxable income to our stockholders. If we qualify for taxation as a REIT, we will generally not be subject to federal income taxes on our income that is distributed to stockholders. Therefore, no provision for federal income taxes has been made in our financial statements.

REVENUE RECOGNITION

Rental income from operating leases is accrued as earned over the life of the lease agreements in accordance with accounting principles generally accepted in the United States. The majority of our leases do not contain step rent provisions. Interest income on real estate mortgages is recognized using the effective interest method based upon the expected payments over the lives of the mortgages. Additional rent and additional interest, included in the captions "Rental income" and "Interest and other income," respectively, are generally computed as a percentage of facility net patient revenues in excess of base amounts or as a percentage of the increase in the Consumer Price Index. Additional rent and interest are generally calculated and payable monthly or quarterly, and the majority of our leases contain provisions such that total rent cannot decrease from one year to the next. While the calculations and payments are generally made on a quarterly basis, SEC Staff Accounting Bulletin No. 101 *Revenue Recognition in Financial Statements* (SAB No. 101) does not allow for the recognition of such revenue until all possible contingencies have been eliminated. Most of our leases with additional rents contingent upon revenue are structured as quarterly calculations so that all contingencies for revenue recognition have been eliminated at each of our quarterly reporting dates.

We have historically deferred the payment of rent for the first few months on leases for certain buildings we have constructed. These deferred amounts are repaid over the remainder of the lease term. During 2001, we began, in certain instances, to provide similar terms for leases on buildings that we have taken or received back from certain operators. Although the payment of cash rent is deferred, rental income is recorded on a straight-line basis over the life of the lease. We evaluate the collectibility of the deferred rent balances on an ongoing basis and provide reserves against receivables that may not be fully recoverable. We currently have reserves against 50% of our deferred rent balance. We recognized approximately $2,400,000, $7,200,000, and $700,000 of revenues in excess of cash rent received during 2002, 2001 and 2000, respectively and there is approximately $8,979,000 and $12,700,000 of deferred rent, net of reserves, recorded under the caption "Other assets" on the balance sheet at December 31, 2002 and 2001, respectively. The ultimate amount of deferred rent we realize could be less than amounts recorded. For more detail regarding deferred rent impairments and reserves, see Note 15 below.

ACCOUNTING FOR STOCK-BASED COMPENSATION

In 1999, we adopted the accounting provisions of SFAS No. 123 *Accounting for Stock-Based Compensation* (SFAS No. 123). SFAS No. 123 established a fair value based method of accounting for stock-based compensation. Accounting for stock-based compensation under SFAS No. 123 causes the fair value of stock options granted to be amortized into expense over the vesting period of the stock and causes any dividend equivalents earned to be treated as dividends for financial reporting purposes.

CAPITALIZATION OF INTEREST

We capitalize interest on facilities under construction. The capitalization rates used are based on rates for our senior unsecured notes and bank line of credit, as applicable. Capitalized interest in 2002, 2001 and 2000 was $554,000, $613,000, and $1,245,000 respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents approximates fair value because of the short maturities of these instruments. The fair values of mortgage loans receivable are based upon the estimates of management and on rates currently prevailing for comparable loans, and approximates the carrying amount. The fair value of long-term debt is estimated based on discounting future cash flows utilizing current rates offered to us for debt of a similar type and remaining maturity, and approximates the carrying amount.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

In August 2001, SFAS No. 144 was issued. This pronouncement supersedes SFAS No. 121 *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* (SFAS No. 121) and a portion of Accounting Principles Board (APB) Opinion No. 30 *Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* (APB No. 30) and became effective for us on January 1, 2002. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 as it relates to assets to be held and used and assets to be sold, but adds provisions for assets to be disposed of other than by sale. It also changes the accounting for the disposal of a segment under APB No. 30 by requiring the operations, including any depreciation in the period, of any assets with their own identifiable cash flows that are disposed of or held for sale to be removed from income from continuing operations and reported as discontinued operations. Treating such assets as discontinued operations also requires the reclassification of the operations, including any depreciation, of any such assets for any prior periods presented. The adoption of SFAS No. 144 has not had a material impact on our financial condition or the results of our operations and does not impact net income; however, it has resulted in a caption for discontinued operations being included on our consolidated statements of operations to report the results of operations of assets sold or classified as held for sale during the current period. The prior period statements of operations presented have been reclassified to reflect the results of operations for these same facilities as discontinued operations.

3. Earnings Per Share (EPS)

Basic EPS is computed by dividing income from continuing operations available to common stockholders by the weighted average common shares outstanding. Income from continuing operations available to common stockholders is calculated by deducting dividends declared on preferred stock from income from continuing operations. Diluted EPS includes the effect of any potential shares outstanding, which for us is only comprised of dilutive stock options. The calculation below excludes 307,000, 361,500 and 404,000 of stock options with option prices that would not be dilutive in 2002, 2001 and 2000, respectively. The table below details the components of the basic and diluted EPS from continuing operations available to common stockholders calculations:

	YEARS ENDED DECEMBER 31,					
	2002		2001		2000	
	INCOME	SHARES	INCOME	SHARES	INCOME	SHARES
	(Amounts in thousands)					
Income from continuing operations	$ 44,357		$60,630		$ 68,601	
Less: preferred stock dividends	(7,677)		(7,677)		(7,677)	
Amounts used to calculate Basic EPS	36,680	48,829	52,953	46,793	60,924	46,226
Effect of dilutive securities:						
Stock options	—	40	—	43	—	2
Amounts used to calculate Diluted EPS	$ 36,680	48,869	$52,953	46,836	$ 60,924	46,228

4. Real Estate Properties

Substantially all of our owned facilities are leased under "triple-net" leases which are accounted for as operating leases. The leases generally have initial terms ranging from five to 21 years, and generally have two or more multiple-year renewal options. Approximately 79% of our facilities are leased under master leases. In addition, the majority of our leases contain cross-collateralization and cross-default provisions tied to other leases with the same tenant, as well as grouped lease renewals and grouped purchase options. Leases covering 250 facilities are backed by security deposits consisting of irrevocable letters of credit or cash, most of which cover from three to six months, of initial monthly minimum rents. Under the terms of the leases, the lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties.

Future minimum rentals on non-cancelable leases as of December 31, 2002 are as follows:

Year	Rentals	Year	Rentals
	(In thousands)		*(In thousands)*
2003	$ 155,134	2009	$ 122,162
2004	154,579	2010	113,311
2005	143,112	2011	103,895
2006	135,410	2012	87,965
2007	129,074	Thereafter	406,979
2008	123,268		

During 2002, we acquired 34 skilled nursing facilities, eleven assisted and independent living facilities and one continuing care retirement community for an aggregate investment of approximately $165,428,000, including the assumption of approximately $14,227,000 of secured debt on one facility. We also funded approximately $13,870,000 in capital improvements at a number of facilities in accordance with existing lease provisions. Such capital improvements generally result in an increase in the minimum rents earned by us on these facilities. At December 31, 2002, we have committed to fund additional capital improvements of approximately $29,000,000.

During 2001, we completed the construction of one assisted and independent living facility in which our aggregate investment was approximately $10,438,000. Upon completion of construction, the facility was leased under terms generally similar to our existing leases. During this period, we also funded approximately $6,270,000 in capital improvements at a number of facilities in accordance with existing lease provisions. Such capital improvements generally result in an increase in the minimum rents we earn on these facilities.

During 2002, we sold six buildings in six separate transactions for aggregate cash proceeds of approximately $10,061,000. One of these buildings was written down to its fair value less costs to sell during 2001. We also recorded receivables totaling approximately $1,650,000 related to two of these sales for which no gain was recorded. We provided a mortgage loan with a net amount of $6,409,000 related to the sale of one skilled nursing facility for which no gain was recorded. The sale of these buildings resulted in an aggregate gain of approximately $3,050,000 that is included in discontinued operations on the consolidated statement of operations. In addition, we acquired title to two skilled nursing facilities, two assisted and independent living facilities and one continuing care retirement community for which we previously had provided mortgage loans receivable having an aggregate mortgage balance of $29,146,000.

During 2001, we sold 15 skilled nursing facilities, our final two residential care facilities for the elderly and one assisted and independent living facility in 12 separate transactions for aggregate cash proceeds of approximately $50,831,000. We recognized an aggregate gain of $11,245,000 related to the disposal of these facilities. We provided the mortgage financing for one of the skilled nursing facilities we sold in the amount of $642,000. In addition, we acquired title to three skilled nursing facilities and four land parcels for which we previously had provided mortgage loans receivable having an aggregate mortgage balance of $13,339,000.

The following table lists our real estate properties as of December 31, 2002:

FACILITY LOCATION	NUMBER OF FACILITIES	LAND	BUILDINGS AND IMPROVEMENTS	TOTAL INVESTMENT	ACCUMULATED DEPRECIATION	NOTES AND BONDS PAYABLE
(Dollar amounts in thousands)						
ASSISTED & INDEPENDENT LIVING FACILITIES:						
Alabama	2	$ 1,681	$ 4,272	$ 5,953	$ 713	$ —
Arizona	2	1,024	6,844	7,868	1,183	—
Arkansas	1	182	1,968	2,150	258	—
California	13	15,105	64,473	79,578	13,792	39,624

FACILITY LOCATION	NUMBER OF FACILITIES	LAND	BUILDINGS AND IMPROVEMENTS	TOTAL INVESTMENT	ACCUMULATED DEPRECIATION	NOTES AND BONDS PAYABLE
Colorado	7	5,815	70,839	76,654	6,224	—
Delaware	1	345	4,956	5,301	465	—
Florida	20	13,498	83,169	96,667	9,539	—
Idaho	1	544	11,282	11,826	1,831	—
Indiana	1	805	3,861	4,666	451	—
Kansas	4	1,885	11,672	13,557	1,569	—
Kentucky	1	110	2,672	2,782	334	—
Louisiana	1	831	6,554	7,385	519	—
Maryland	1	533	4,715	5,248	389	—
Massachusetts	1	1,758	9,249	11,007	1,034	—
Michigan	1	300	7,006	7,306	1,562	—
Nevada	2	1,219	12,397	13,616	1,641	6,330
New Jersey	2	1,757	5,858	7,615	369	—
New York	1	6,000	15,426	21,426	254	14,019
North Carolina	5	2,048	11,980	14,028	503	—
Ohio	11	3,623	35,492	39,115	4,401	—
Oklahoma	3	745	7,526	8,271	1,695	—
Oregon	6	2,077	26,797	28,874	5,294	8,548
Pennsylvania	4	2,260	27,705	29,965	2,451	—
Rhode Island	3	2,877	27,363	30,240	2,020	—
South Carolina	7	2,402	22,508	24,910	1,460	—
Tennessee	5	2,664	22,652	25,316	2,307	—
Texas	17	7,561	70,375	77,936	8,373	—
Virginia	2	1,651	11,323	12,974	759	—
Washington	4	1,840	20,994	22,834	3,078	—
West Virginia	1	705	5,472	6,177	425	—
Wisconsin	2	4,843	24,218	29,061	3,372	17,832
Subtotals	132	88,688	641,618	730,306	78,265	86,353
SKILLED NURSING FACILITIES:						
Arizona	1	650	2,890	3,540	1,099	—
Arkansas	8	2,505	32,407	34,912	4,819	2,100
California	6	5,846	13,279	19,125	4,327	—
Connecticut	3	560	11,520	12,080	1,322	—
Florida	6	2,462	17,855	20,317	6,509	—
Georgia	1	562	3,780	4,342	462	—
Idaho	1	15	777	792	311	—
Illinois	2	157	5,392	5,549	2,052	—
Indiana	7	752	26,583	27,335	9,999	—
Kansas	9	772	13,156	13,928	3,777	—
Maryland	5	2,315	27,759	30,074	10,015	—
Massachusetts	14	6,088	70,284	76,372	13,579	—
Minnesota	3	1,783	18,026	19,809	6,644	—
Mississippi	1	750	3,717	4,467	443	—
Missouri	1	51	2,689	2,740	1,307	—
Nevada	1	740	3,294	4,034	927	—
North Carolina	1	116	2,244	2,360	1,090	—
Ohio	5	1,233	26,373	27,606	10,279	—
Oklahoma	3	98	3,841	3,939	1,942	—
Tennessee	5	1,878	16,631	18,509	3,311	—
Texas	59	9,679	126,288	135,967	17,838	—
Virginia	4	1,036	17,532	18,568	8,518	—

FACILITY LOCATION	NUMBER OF FACILITIES	LAND	BUILDINGS AND IMPROVEMENTS	TOTAL INVESTMENT	ACCUMULATED DEPRECIATION	NOTES AND BONDS PAYABLE
Washington	5	2,315	23,093	25,408	4,458	—
Wisconsin	7	865	12,009	12,874	5,689	—
Subtotals	158	43,228	481,419	524,647	120,717	2,100
CONTINUING CARE RETIREMENT COMMUNITIES:						
Arizona	1	1,980	8,351	10,331	101	
California	1	1,600	10,827	12,427	2,237	—
Colorado	1	400	2,715	3,115	792	—
Florida	1	1,300	17,317	18,617	617	
Georgia	1	723	10,769	11,492	1,103	—
Kansas	1	687	12,517	13,204	1,878	2,300
Massachusetts	1	1,351	12,941	14,292	1,692	—
Tennessee	1	174	3,004	3,178	175	—
Texas	1	1,848	29,022	30,870	3,864	—
Wisconsin	2	11,067	53,571	64,638	8,315	20,550
Subtotals	11	21,130	161,034	182,164	20,774	22,850
REHABILITATION HOSPITALS:						
Arizona	1	1,275	9,435	10,710	2,487	—
LONG-TERM ACUTE CARE HOSPITALS:						
Arizona	1	242	6,119	6,361	2,157	—
Total Facilities	303	$154,563	$1,299,625	$1,454,188	$224,400	$111,303

We have now concluded our negotiations with all five of our operators that had filed for protection under the United States bankruptcy laws from 1999 to 2001. These operators included Sun Healthcare Group, Inc. (Sun), Mariner Health Care, Inc. (Mariner), Integrated Health Services, Inc. (Integrated), SV/Home Office Inc. and certain affiliates (SV) and Assisted Living Concepts, Inc. (ALC). During 2002, Sun, Mariner and ALC emerged from bankruptcy. In March 2002, the bankruptcy court approved our final settlement with Sun that included its assumption of five leases and rejection of one lease. In April 2002, the bankruptcy court approved Mariner's Second Amended Joint Plan of Reorganization that resulted in us obtaining ownership of the facility securing our only mortgage loan with Mariner. Also in April 2002, the bankruptcy court approved our final settlement with Integrated that resulted in the assumption by Integrated of the amended leases on five facilities and the rejection of two leases. Over the course of these proceedings, (A) Sun has returned 20 facilities and agreed to a master lease of the remaining five facilities involved in the bankruptcy; (B) Mariner has returned 15 facilities, given us a deed in lieu of foreclosure for a facility that secured a mortgage loan receivable and assumed leases on six facilities; (C) Integrated has returned two facilities and agreed to a master lease of the remaining five facilities; (D) SV has agreed to assume the lease on one facility, return one facility and extend for five years its mortgage secured by one facility and we agreed to allow it to sell a second closed facility that previously secured the mortgage; and (E) ALC assumed the leases on two facilities and transferred title to us and signed leases on two facilities that had previously secured mortgages loans receivable from ALC. As of December 31, 2002, we have leased 35 of the 38 facilities returned to us to new operators, as well as the facility for which we received a deed in lieu of foreclosure, sold three facilities and expect to sell the remaining facility. Subsequent to our final settlement, Sun, in February 2003, announced that it had begun a restructuring of its lease portfolio. Sun has approached many of its landlords, including us, in hopes of obtaining rent moratoriums, rent concessions or lease terminations for certain of its leased facilities. While we cannot predict the final outcome of Sun's restructuring process, it is possible there may be rent concessions, or, some or all of the five remaining facilities we lease to Sun may be returned to us. We believe we have identified parties interested in leasing any of these facilities that might be returned to us, however, the return of the facilities or rent concessions could result in lower rental rates.

In October 2002, one operator of five of our facilities which were previously leased by Beverly Enterprises, Inc., Alpha Healthcare Foundation, Inc. (Alpha) filed for protection under the United States bankruptcy laws. Under bankruptcy statutes, the tenant must either assume our leases or reject them and return the properties to us. If the tenant assumes the leases, it is required to assume the leases under the existing terms; the court cannot change the rental amount or other lease provisions that could financially impact us. The tenant's decision whether to assume leases is usually based primarily on whether the properties it operates are providing positive cash flows. To date, Alpha has rejected the lease on one facility that the state it was located in decided to close. This facility was classified as held for sale and written down to its fair value less costs to sell as part of the impairment of assets charge in discontinued operations. Three of the four remaining facilities provide adequate cash flows to cover the rent under the lease, but there is a possibility that the tenant may decide to reject the leases on any or all of these properties. While we believe we have identified parties interested in leasing these facilities, any new leases may be at lower rental rates. All rent due after the filing date has been paid.

In January 2003, Alterra Healthcare Corporation (Alterra), our largest operator, filed for protection under the United States bankruptcy laws. Alterra operates 59 of our facilities, 52 of which are under a master lease with six other individual leases and one mortgage loan receivable cross-defaulted to it, and all 49 of the facilities owned by our joint venture which are under two master leases. We understand that Alterra has been restructuring out of court for over two years with a goal of going into the final bankruptcy phase with a selected portfolio of properties that for the most part is intended to be the core of its restructured business. Based on discussions we have had with Alterra, we expect that it will continue to pay the rent on and affirm all of our leases. The two master leases in the joint venture, our master lease and six of our seven leases cross-defaulted with our master lease generate sufficient cash flows to cover the rent due under the leases. Alterra has paid all monthly rent to date on a timely basis. If Alterra decides to reject the leases, we believe we could lease the facilities covered by the leases to a new operator at rates substantially consistent with what we currently receive, however, any such new leases may be at lower rental rates.

In 2001, we leased ten facilities that had previously been leased by Balanced Care Corporation (BCC) to a new private operator, Senior Services of America, after BCC defaulted on its leases in December 2000. The facilities were constructed and opened during 1999 and 2000 with an aggregate investment of approximately $68,712,000. During 2001, we recognized revenues on a straight-lined basis related to these buildings in excess of cash received of approximately $5,200,000. As a result of lower than expected operating results in 2002, we fully reserved this deferred rent receivable balance and are now recognizing revenue from this lease on a cash basis. For more detail regarding the reserve, please see Note 15 below.

5. Mortgage Loans Receivable

During 2002, we financed the sale of one skilled nursing facility with a mortgage loan with a net amount of $6,409,000. Also during 2002, one mortgage loan receivable with a net book value of approximately $3,815,000 secured by one skilled nursing facility and one continuing care retirement community was prepaid in full. In addition, portions of three mortgage loans receivable totaling $13,607,000 secured by two skilled nursing facilities, one assisted and independent living facility and one continuing care retirement community were also prepaid at par. During 2002, we acquired title to two skilled nursing facilities, two assisted living facilities and one continuing care retirement community having an aggregate mortgage balance of $29,146,000.

At December 31, 2002, we held 24 mortgage loans receivable secured by 25 skilled nursing facilities, four assisted and independent living facilities and one continuing care retirement community. The mortgage loans receivable have an aggregate principal balance of approximately $101,232,000 and are reflected in our consolidated balance sheets net of an aggregate discount totaling approximately $1,940,000. The principal balances of mortgage loans receivable as of December 31, 2002 mature as follows:

Year	Maturities	Year	Maturities
2003	$ 6,476,000	2006	$ 14,913,000
2004	1,449,000	2007	19,106,000
2005	4,640,000	Thereafter	54,648,000

The following table lists our mortgage loans receivable at December 31, 2002:

LOCATION OF FACILITIES	NUMBER OF FACILITIES	INTEREST RATE	FINAL MATURITY DATE	ESTIMATED BALLOON PAYMENT(1)	ORIGINAL FACE AMOUNT OF MORTGAGES	CARRYING AMOUNT OF MORTGAGES
(Dollar amounts in thousands)						
ASSISTED AND INDEPENDENT LIVING FACILITIES:						
Florida	1	10.31%	08/03	$ —	$ 7,230	$ 124
Massachusetts	1	9.52%	06/23	8,500	8,500	8,500
North Carolina	1	10.44%	05/07	2,950	2,950	2,950
Washington	1	9.95%	12/15	6,432	6,557	6,557
Subtotals	4			17,882	25,237	18,131
SKILLED NURSING FACILITIES:						
Arkansas	3	10.00%	12/06	4,946	5,500	5,103
Florida	—	11.55%	07/03	—	4,400	141
Florida	1	11.85%	07/06	4,400	4,400	4,400
Florida	1	10.00%	12/06	4,850	4,850	4,704
Florida	1	10.00%	12/03	1,408	1,430	1,327
Florida	1	10.65%	11/07	6,913	7,051	6,409
Illinois	1	9.00%	01/24	—	9,500	8,646
Illinois	1	12.00%	12/03	1,000	1,000	1,000
Indiana	1	11.55%	07/03	—	785	66

LOCATION OF FACILITIES	NUMBER OF FACILITIES	INTEREST RATE	FINAL MATURITY DATE	ESTIMATED BALLOON PAYMENT(1)	ORIGINAL FACE AMOUNT OF MORTGAGES	CARRYING AMOUNT OF MORTGAGES
Louisiana	1	10.89%	04/15	2,407	3,850	3,669
Massachusetts	1	8.75%	02/24	4,474	9,000	8,252
Michigan	2	14.24%	01/05	2,506	3,000	2,509
Michigan	1	9.00%	01/05	1,222	1,800	1,353
Missouri	2	11.95%	08/11	5,623	17,250	5,623
Oregon	1	10.00%	01/05	—	642	466
South Dakota	1	11.15%	05/05	—	4,275	341
Tennessee	1	10.89%	01/07	8,550	8,550	8,550
Washington	4	11.00%	10/19	—	6,000	5,406
Wisconsin	1	11.15%	05/05	—	1,350	213
Subtotals	25			48,299	94,633	68,178
CONTINUING CARE RETIREMENT COMMUNITIES:						
Oklahoma	1	9.55%	03/31	2,250	14,200	12,983
Total	30			$ 68,431	$134,070	$ 99,292

(1) Most mortgage loans receivable require monthly principal and interest payments at level amounts over life to maturity. Some mortgage loans receivable have interest rates which periodically adjust, but cannot decrease, which results in varying principal and interest payments over life to maturity, in which case the balloon payments reflected are an estimate. Five of the mortgage loans receivable have decreasing principal and interest payments over the life of the loans. Most mortgage loans receivable require a prepayment penalty based on a percentage of principal outstanding or a penalty based upon a calculation maintaining the yield we would have earned if prepayment had not occurred. Six mortgage loans receivable do not allow prepayments.

The following table summarizes the changes in mortgage loans receivable during 2002, 2001 and 2000:

	2002	2001	2000
		(In thousands)	
Balance at January 1,	$140,474	$185,623	$ 203,362
New mortgage loans	6,409	2,903	8,746
Accretion of discount on loans	1,016	1,350	1,801
Reclassification of loans to leases	(29,146)	(13,339)	(14,260)
Collection of principal	(19,461)	(34,563)	(14,026)
Mortgage loan reserve	—	(1,500)	—
Balance at December 31,	$ 99,292	$140,474	$ 185,623

6. Investment in Unconsolidated Joint Venture

During 2001, we entered into a joint venture with an institutional investor that may invest up to $130,000,000 in health care facilities similar to those already owned by us. We are a 25% equity partner in the venture. The financial statements of the joint venture are not consolidated with our financial statements and our investment is accounted for using the equity method. No investments were made by or into this joint venture prior to 2002.

In 2002, the joint venture acquired 52 assisted living facilities in 12 states for a total cost of approximately $123,200,000 that are leased to Alterra. The joint venture also incurred deferred financing costs of approximately $1,900,000 and is committed to fund an additional $2,000,000 of capital improvements. The acquisitions were financed with secured non-recourse debt of approximately $60,860,000, capital contributions from our joint venture partner of approximately $49,100,000 and capital contributions from us of approximately $16,400,000. In October 2002, the joint venture sold three facilities for $2,100,000, or approximately their book value. We do not expect to make any additional contributions to the joint venture related to the facilities it acquired during 2002.

In addition to our 25% share of the income from the joint venture, we receive a management fee of 2.5% of the joint venture revenues. This fee is included in our income from unconsolidated joint venture and in the general and administrative expenses below on the joint venture's income statement.

The balance sheet and income statement for the joint venture below present its financial position as of December 31, 2002 and its results of operations for the year then ended in thousands.

BALANCE SHEET

ASSETS	
Real estate:	
Land	$ 13,410
Buildings and improvements	107,720
	121,130
Less accumulated depreciation	(1,944)
	119,186
Cash and cash equivalents	8,312
Other assets	1,697
	$ 129,195
LIABILITIES AND EQUITY	
Notes and bonds payable	$ 60,831
Accounts payable and accrued liabilities	3,904
Equity:	
Capital contributions	65,501
Distributions	(4,900)
Cumulative net income	3,859
Total equity	64,460
	$ 129,195

INCOME STATEMENT	
Rental income	$ 8,777
Expenses:	
Interest and amortization of deferred financing costs	2,732
Depreciation and amortization	1,944
General and administrative	350
	5,026
Income from continuing operations	3,751
Discontinued operations	108
Net income	$ 3,859

7. Assets Held for Sale

During 2002, we classified ten unoccupied buildings and eight land parcels as assets held for sale. As required by SFAS No. 144, the net book values of these assets have been transferred to assets held for sale and the operations of these assets have been included in discontinued operations for the years ended December 31, 2002, 2001 and 2000. The impairment of assets charge in discontinued operations totals $10,828,000 and represents the write-down of 12 of these assets to their individual estimated fair values less costs to sell. During 2002, we sold five buildings and one land parcel in six separate transactions for net proceeds of approximately $4,298,000. Two of these buildings were written down to their estimated fair value less costs to sell during 2001 and two buildings and the land parcel were written down during 2002. These sales resulted in a net loss of approximately $447,000 that is included in discontinued operations on our consolidated statement of operations.

8. Borrowings Under Senior Unsecured Revolving Credit Facility

During 2002, we entered into a new $150,000,000 unsecured credit agreement with certain banks that matures on November 7, 2005. This facility replaced our previous $100,000,000 bank line of credit. At our option, borrowings under the agreement bear interest at prime (4.25% at December 31, 2002) or LIBOR plus 1.2% (2.64% at December 31, 2002). We pay a facility fee of 0.3% per annum on the total commitment under the agreement.

Under covenants contained in the credit agreement, we are required to maintain, among other things: (i) a minimum net asset value of $500,000,000; (ii) a ratio of total indebtedness to capitalization value of not more than 60%; (iii) an interest coverage ratio of at least 2.5 to 1.0; (iv) a fixed charge coverage ratio of at least 1.75 to 1.0; (v) a secured indebtedness ratio of not more than 15%; (vi) an unsecured interest coverage ratio of at least 2.5 to 1.0; (vii) floating rate debt of no more than 25% of total debt; (viii) an unencumbered asset value ratio of no more than 60%; and (ix) a minimum rent/mortgage interest coverage ratio of at least 1.25 to 1.0. As of December 31, 2002, we were in compliance with all of the above covenants.

9. Notes and Bonds Payable

Notes and bonds payable are due through the year 2035, at interest rates ranging from 1.6% to 10.5% and are secured by real estate properties with an aggregate net book value as of December 31, 2002 of approximately $139,673,000. During 2002, we obtained $10,000,000 of mortgage financing. The mortgage is secured by two assisted living facilities and has a term of one year at a floating rate of not less than 7.25%. In addition, we assumed mortgage financing of approximately $14,227,000 upon the acquisition of one assisted living facility. The principal balances of the notes and bonds payable as of December 31, 2002 mature as follows:

YEAR	MATURITIES	YEAR	MATURITIES
2003	$ 12,167,000	2006	$ 2,039,000
2004	2,201,000	2007	2,183,000
2005	15,154,000	Thereafter	77,559,000

10. Senior Unsecured Notes Due 2003-2038

During 2002, we repaid $50,000,000 in aggregate principal amount of medium-term notes and issued $100,000,000 in aggregate principal amount of medium-term notes. The aggregate principal amount of Senior Notes outstanding at December 31, 2002 was $614,750,000. The weighted average interest rate on the Senior Notes was 7.78% and the weighted average maturity was 10.8 years. The principal balances of the Senior Notes as of December 31, 2002 mature as follows:

YEAR	MATURITIES	YEAR	MATURITIES
2003	$ 66,000,000	2006	$ 63,500,000
2004	67,750,000	2007	85,000,000
2005	18,000,000	Thereafter	314,500,000

There are $55,000,000 of medium-term notes due in 2037 which may be put back to us at their face amount at the option of the holder on October 1st of any of the following years: 2004, 2007, 2009, 2012, 2017, or 2027. There are $41,500,000 of medium-term notes due in 2028 which may be put back to us at their face amount at the option of the holder on November 20th of any of the following years: 2003, 2008, 2013, 2018, or 2023. There are $40,000,000 of medium-term notes due in 2038 which may be put back to us at their face amount at the option of the holder on July 7th of any of the following years: 2003, 2008, 2013, 2018, 2023, or 2028.

11. Preferred Stock

During 1997, we sold 1,000,000 shares of 7.677% Series A Cumulative Preferred Step-Up REIT securities (Preferred Stock) with a liquidation preference of $100 per share. Dividends on the Preferred Stock are cumulative from the date of original issue and are payable quarterly in arrears, commencing December 31, 1997 at the rate of 7.677% per annum of the liquidation preference per share (equivalent to $7.677 per annum per share) through September 30, 2012 and at a rate of 9.677% of the liquidation preference per annum per share (equivalent to $9.677 per annum per share) thereafter. The Preferred Stock is not redeemable prior to September 30, 2007. On or after September 30, 2007, the Preferred Stock may be redeemed for cash at our option, in whole or in part, at a redemption price of $100 per share, plus accrued and unpaid dividends, if any, thereon.

12. Stock Incentive Plan

Under the terms of a stock incentive plan (the Plan), we have reserved for issuance 1,600,000 shares of common stock. Under the Plan, as amended, we may issue stock options, restricted stock, dividend equivalents and stock appreciation rights. We began accounting for the Plan under SFAS No. 123 during 1999 for options granted in 1999 and thereafter. Prior to 1999, we accounted for the Plan under APB Opinion No. 25 *Accounting for Stock Issued to Employees.* As the options vest over three years and we adopted SFAS No. 123 during 1999, the pro forma affect was fully amortized at the end of 2000. Had compensation cost for the Plan been determined consistent with SFAS No. 123 for the years prior to 1999, our income available to common stockholders and per share amounts in 2000 would have been the following on a pro forma basis:

	2000
Income available to common stockholders:	
As reported	$ 63,485,000
Pro forma	63,387,000
Basic/diluted income available to common stockholders per share:	
As reported	$ 1.37
Pro forma	1.37

A summary of the status of the Plan at December 31, 2002, 2001 and 2000 and changes during the years then ended are as follows:

	2002		2001		2000	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Options:						
Outstanding at beginning of year	609,000	$ 19.37	529,000	$ 20.62	404,000	$ 22.53
Granted	140,000	19.64	135,000	14.98	125,000	14.38
Exercised	(40,000)	14.63	(4,167)	14.38	—	—
Forfeited	(84,500)	21.95	(50,833)	21.20	—	—
Expired	—	—	—	—	—	—
Outstanding at end of year	624,500	19.38	609,000	19.37	529,000	20.62
Exercisable at end of year	394,500	$ 20.54	361,500	$ 21.92	287,334	$ 22.72
Weighted average fair value of options granted	$1.70		$0.60		$0.45	
Restricted Stock:						
Outstanding at beginning of year	28,000		26,000		53,000	
Awarded	10,000		10,000		10,000	
Vested	(14,000)		(8,000)		(37,000)	
Forfeited	—		—		—	
Outstanding at end of year	24,000		28,000		26,000	
Weighted average fair value of restricted stock awarded	$19.60		$14.88		$14.38	

Stock options granted under the Plan become exercisable each year following the date of grant in annual increments of one-third and are exercisable at the market price of our common stock on the date of grant. Options at December 31, 2002 have a weighted average contractual life of 6 years. The exercise prices of the options range from $14.38 to $26.19.

The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Risk free rate of return	4.9%	5.15%	6.79%
Dividend yield	9.37%	12.30%	12.52%
Option term	10	10	10
Volatility	28.84%	27.21%	22.21%

Expense recorded in 2002, 2001 and 2000 related to stock options was approximately $148,000, $88,000 and $60,000, respectively.

The restricted stock awards are granted at no cost. Restricted stock awards vest at the third anniversary of the award date with respect to non-employee directors and at the fifth anniversary with respect to officers and employees. Subsequent to 1995, only non-employee directors receive restricted stock awards, and the remaining restricted stock issued to officers and employees fully vested in 2000. The restricted stock awards are amortized over their respective vesting periods. Expense is determined based upon the market value at the date of award of the restricted stock and is recognized over the vesting period. Expense recorded in 2002, 2001 and 2000 related to restricted stock awards was approximately $194,000, $150,000 and $226,000, respectively.

Awards of dividend equivalents accompany the stock option grants beginning in 1996 on a one-for-one basis. Such dividend equivalents are payable in cash until such time as the corresponding stock option is exercised, based upon a formula approved by the Compensation Committee of the Board of Directors. That formula depends on our performance measured for a minimum of a three-year period and up to a five-year period by total return to stockholders (increase in stock price and dividends paid) compared to peer companies and other select financial measures compared to peer companies, in each case as selected by the Compensation Committee. SFAS No. 123 provides that payments related to the dividend equivalents are treated as dividends.

No stock appreciation rights have been issued under the Plan.

13. Pension Plan

During 1991, we adopted an unfunded benefit pension plan covering the current non-employee members of our Board of Directors upon completion of five years of service on the Board. The benefits, limited to the number of years of service on the Board, are based upon the then current annual retainer in effect.

The following tables set forth the amounts recognized in our financial statements:

	2002	2001
Change in projected benefit obligations:		
Benefit obligation at beginning of year	$ 1,084,000	$ 965,000
Service cost	61,000	52,000
Interest cost	73,000	70,000
Actuarial loss	32,000	71,000
Benefits paid	(75,000)	(74,000)
Benefit obligation at end of year	$ 1,175,000	$ 1,084,000
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	75,000	74,000
Benefits paid	(75,000)	(74,000)
Fair value of plan assets at end of year	$ —	$ —
Reconciliation of funded status:		
Benefit obligation at end of yea	$ (1,175,000)	$ (1,084,000)
Fair value of plan assets at end of year	—	—
Funded status at end of year	(1,175,000)	(1,084,000)
Unrecognized net actuarial (gain) loss	16,000	(16,000)
Accrued benefit cost	$ (1,159,000)	$ (1,100,000)
Net periodic pension cost:		
Service cost	$ 61,000	$ 52,000
Interest cost	73,000	70,000
Amortization of prior service cost	—	19,000
Net periodic pension cost	$ 134,000	$ 141,000

Discount rates of 6.5% and 7.0% in 2002 and 2001, respectively, and a 5.0% increase in the annual retainer every other year, were used in the calculation of the amounts above.

14. Transactions with Significant Lessees

As of December 31, 2002, 58 of our owned facilities are leased to and operated by subsidiaries of Alterra. Additionally, Alterra is the borrower on one of our mortgage loans. Revenues from Alterra were approximately $21,709,000, $19,430,000 and $19,148,000 for the years ended December 31, 2002, 2001 and 2000, respectively. In addition, all 49 of the facilities owned by our joint venture are leased to Alterra. For more detail about the joint venture, see Note 6 above.

As of December 31, 2002, 16 of our owned facilities are leased to and operated by American Retirement Corporations (ARC). Revenues from ARC were approximately $15,122,000, $12,594,000 and $12,530,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

15. Impairment of Assets

During 2002, we became aware of facts and circumstances indicating that certain assets may have become impaired. After analyzing the assets and the facts, we recorded an impairment of assets charge in continuing operations totaling $12,472,000. As a result of lower than expected operating results at the former BCC facilities and six facilities operated by another operator, we changed our estimate of the recoverability of the ceferred rent related to these facilities during 2002. We determined that the most appropriate method of recognizing revenues for these facilities, given the recent operating results, is to record revenues only to the extent cash is actually received. Accordingly, we fully reserved the deferred rent balance outstanding and all related notes receivable outstanding, totaling approximately $8,305,000, as part of the impairment of assets charge in continuing operations. In addition, the impairment of assets charge reported in continuing operations also included a reserve of $4,167,000 against a loan previously made to the operator of a large continuing care retirement community in Florida. The collectibility of that loan became uncertain due to developments at the facility during 2002 that we believed might necessitate a change in operators. During 2002, we entered into an agreement with a new operator to take over the facility effective September 1, 2002, the effective date of our taking title to the building.

During 2002, we classified ten unoccupied buildings and eight land parcels as assets held for sale. We recorded an impairment of assets charge included in discontinued operations of $10,828,000 related to the write-down of 12 of these assets to their individual estimated fair values less costs to sell. See Note 7 for additional information regarding these assets.

During 2001, we became aware of facts and circumstances indicating that certain assets had become impaired. After analyzing these assets, we recorded an impairment of assets charge totaling $11,195,000. Included in this amount is $3,972,000 for the write-down of three skilled nursing facilities to their fair values less costs to sell that is reported in discontinued operations because the facilities were either sold or classified as held for sale during 2002. The impairment of assets charge in continuing operations totaling $7,223,000 included the provision of a reserve against mortgage loans receivable of $1,500,000, the write-off of $1,449,000 of deferred rent balance related to facilities returned by BCC and $4,274,000 of receivable write-offs and reserves against other assets that we believed had become impaired.

16. Discontinued Operations

SFAS No. 144 requires the operating results of any assets with their own identifiable cash flows that are disposed of or held for sale to be removed from income from continuing operations and reported as discontinued operations. The operating results for any such assets for any prior periods presented must also be reclassified as discontinued operations. See Note 4 and Note 7 for more detail regarding the facilities sold and classified as held for sale during 2002. The following table details the amounts reclassified to discontinued operations:

	YEARS ENDED DECEMBER 31,		
	2002	2001	2000
(In thousands)			
Rental income	$ 2,057	$ 3,537	$ 3,759
Interest and other income	413	51	—
	2,470	3,588	3,759
Depreciation and amortization	963	2,713	2,219
General and administrative	1,085	440	128
Impairment of assets	10,828	3,972	—
	12,876	7,125	2,347
Income (loss) from operations	(10,406)	(3,537)	1,412
Gain on sale of facilities	2,603	—	—
Discontinued operations	$ (7,803)	$ (3,537)	$ 1,412

17. Dividends

Dividend payments per share to the common stockholders were characterized in the following manner for tax purposes:

	2002	2001	2000
Ordinary income	$ 0.71	$ 1.07	$ 1.25
Capital gain	—	0.19	0.19
Return of capital	1.13	0.58	0.40
Total dividends paid	$ 1.84	$ 1.84	$ 1.84

18. Quarterly Financial Data (unaudited)

Amounts in the tables below may not add across due to rounding differences and discontinued operations reclassifications.

	THREE MONTHS ENDED,			
	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
(In thousands except per share amounts)				
2002:				
Revenues	$ 37,688	$37,972	$ 41,085	$ 41,230
Income (loss) available to common stockholders	(2,053)	13,284	12,334	5,313
Basic/diluted income (loss) available to common stockholders per share	(0.04)	0.27	0.25	0.11
Dividends per share	0.46	0.46	0.46	0.46
2001:				
Revenues	$ 41,346	$42,139	$ 40,981	$ 40,258
Income available to common stockholders	13,248	15,790	17,910	13,714
Basic/diluted income available to common stockholders per share	0.29	0.34	0.38	0.29
Dividends per share	0.46	0.46	0.46	0.46

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors & Stockholders of
NATIONWIDE HEALTH PROPERTIES, INC.:

We have audited the accompanying consolidated balance sheets of Nationwide Health Properties, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nationwide Health Properties, Inc. as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Irvine, California
January 24, 2003

Designed and Produced by David Riley - Associates, Newport Beach, California

02
2002

BOARD OF DIRECTORS

EXECUTIVE OFFICERS

R. BRUCE ANDREWS
President and Chief Executive Officer

MARK L. DESMOND
Senior Vice President and Chief Financial Officer

DONALD D. BRADLEY
Senior Vice President and General Counsel

JOHN J. SHEEHAN, JR.
Vice President of Development

STEVEN J. INSOFT
Vice President of Development

DAVID M. BOITANO
Vice President of Development

STOCK LISTING

New York Stock Exchange (NHP)

FORM 10-K

The Company's Form 10-K Annual Report filed with the Securities and Exchange Commission is available at no charge upon written request to the Chief Financial Officer.

TRANSFER AGENT & REGISTRAR

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
1-800-524-4458
email: shareowner-svcs@bankofny.com
website: www.stockbny.com

COUNSEL

O'Melveny & Myers
Newport Beach, California

ANNUAL MEETING

The Annual Meeting of Stockholders of Nationwide Health Properties, Inc. will be held at 1:00 p.m. May 29, 2003 at the Conference Center at 610 Newport Center Drive, Newport Beach, California 92660.

DIVIDEND REINVESTMENT PLAN

A Dividend Reinvestment Plan is offered as a convenience to stockholders who wish to increase their holdings in the Company. Additional shares may be purchased, without services or sales charge, through automatic reinvestment of quarterly cash dividends. For information write Nationwide Health Properties, Inc.

CORPORATE OFFICES

610 Newport Center Drive, Suite 1150
Newport Beach, California 92660

telephone: (949) 718-4400
fax: (949) 759-6876

WEBSITE

www.nhp-reit.com



NATIONWIDE HEALTH PROPERTIES, INC.
610 NEWPORT CENTER DRIVE, SUITE 1150
Newport Beach, CA 92660